EXECUTION COPY

Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

IMPALA PRIVATE HOLDINGS I, LLC

and

SS&C TECHNOLOGIES HOLDINGS, INC.

Dated as of September 6, 2018

TABLE OF CONTENTS

Page

Article I

DEFINITIONS; INTERPRETATION

1.1	Defined Terms1

Article II

THE SALE

2.1	Sale and Purchase of the Membership Interests20
2.2	Purchase Price20
2.3	Closing21
2.4	Estimated Closing Statement22
2.5	Post-Closing Statements23
2.6	Reconciliation of Post-Closing Statement23
2.7	Post-Closing Adjustment25
2.8	Escrow Account26
2.9	Withholding Rights27
2.10	Company Transaction Expenses; Repayment Indebtedness27

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

3.1	Organization and Qualification; Company Subsidiaries; Organizational Documents28
3.2	Capitalization28
3.3	Authority Relative to this Agreement30
3.4	No Conflict; Required Filings and Consents30
3.5	Permits; Compliance31
3.6	Financial Statements; Liabilities31
3.7	Absence of Certain Changes or Events32
3.8	Litigation32
3.9	Employee Benefit Plans33
3.10	Labor and Employment Matters35
3.11	Property and Leases37
3.12	Intellectual Property38
3.13	Taxes43
3.14	Environmental Matters47
3.15	Company Material Contracts48
3.16	Insurance50
3.17	Customers and Suppliers51
3.18	Brokers and Expenses51

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3.19	Data Protection51
3.20	Certain Business Practices52
3.21	Export Control and Economic Sanctions Laws52
3.22	Sufficiency of Assets53
3.23	Investment Intent54
3.24	Related Party Agreements55
3.25	No Reliance55
3.26	No Other Representations or Warranties56

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

4.1	Organization and Qualification57
4.2	Authority Relative to this Agreement57
4.3	Capitalization57
4.4	Consents and Approvals; No Violations58
4.5	SEC Documents; NASDAQ; Liabilities59
4.6	Absence of Certain Changes or Events60
4.7	Litigation60
4.8	Brokers60
4.9	Sufficiency of Funds; Financing60
4.10	Solvency62
4.11	Investment Intent62
4.12	Independent Investigation63
4.13	Equity Consideration63
4.14	WKSI Status63
4.15	No Reliance64
4.16	No Other Representations or Warranties64

Article V

ADDITIONAL AGREEMENTS

5.1	Conduct of Business64
5.2	Access to Information70
5.3	Confidentiality71
5.4	Required Actions71
5.5	Consents75
5.6	Public Announcements75
5.7	Insurance75
5.8	Exculpation; Indemnification; D&O Insurance75
5.9	Employee Benefits Matters76
5.10	Section 280G Matters78
5.11	Section 16 Matters79
5.12	Post-Closing Access to Books and Records.79

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5.13	Related Party Agreements80
5.14	Exclusivity80
5.15	Company Debt Payoff Letters81
5.16	Debt Financing81
5.17	LTIP Payments84
5.18	Retention Repayment84
5.19	Registration Rights; 19.9% Cap; Standstill; Microsoft License85

Article VI

TAX MATTERS

6.1	Transfer Taxes85
6.2	Straddle Periods86
6.3	Termination of Existing Tax Sharing Agreements86

Article VII

CONDITIONS TO OBLIGATIONS TO CLOSE

7.1	Conditions to Obligation of Each Party to Close86
7.2	Conditions to Purchaser’s Obligation to Close87
7.3	Conditions to Seller’s Obligation to Close88

Article VIII

TERMINATION

8.1	Termination88
8.2	Notice of Termination90
8.3	Effect of Termination90
8.4	Extension; Waiver90

Article IX

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS; PURCHASER REPRESENTATION AND WARRANTY POLICY; LIMITATION OF LIABILITY

9.1	Non-Survival of Representations and Warranties; Purchaser Representation and Warranty Policy90
9.2	Survival of Covenants and Agreements91
9.3	Limitation of Liability91

Article X
GENERAL PROVISIONS

10.1	Interpretation; Absence of Presumption92

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10.2	Headings; Definitions93
10.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial93
10.4	Entire Agreement94
10.5	No Third Party Beneficiaries94
10.6	Expenses94
10.7	Notices94
10.8	Successors and Assigns95
10.9	Amendments and Waivers95
10.10	Severability96
10.11	Specific Performance96
10.12	Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege96
10.13	No Recourse97
10.14	No Admission98
10.15	Counterparts98
10.16	Financing Sources98

Exhibits

Exhibit A:  Registration Rights Agreement

Exhibit B:  No-Hire Agreement

Schedules

Disclosure Schedule

Purchaser Disclosure Schedule

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of September 6, 2018, is by and between Impala Private Holdings I, LLC, a Delaware limited liability company (“Seller”), and SS&C Technologies Holdings, Inc., a Delaware corporation (“Purchaser”).  Each of Seller and Purchaser may be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller owns of record and beneficially all of the issued and outstanding limited liability company interests (the “Membership Interests”) of Impala Private Holdings II, LLC, a Delaware limited liability company (“Holdco”);

WHEREAS, Holdco owns of record and beneficially all of the issued and outstanding shares of common stock, par value $0.001 per share (collectively, the “Company Shares”), of Intralinks Holdings, Inc., a Delaware corporation (the “Company”);

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Membership Interests for the Cash Purchase Price and the Equity Consideration, on the terms and subject to the conditions of this Agreement;

WHEREAS, an entity classification election under Treasury Regulations Section 301.7701-3 is currently in effect for Holdco to be treated as a corporation for U.S. federal income tax purposes; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

Article I

DEFINITIONS; INTERPRETATION

1.1Defined Terms

.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall mean the accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies that were used in the preparation of the Company’s audited consolidated balance sheet as of December 31, 2017 included in the Annual Financial Statements, to the extent such accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies were consistent with GAAP.

“Action” shall mean any claim, action, suit, arbitration, litigation, audit, complaint, charge, mediation, prosecution or proceeding, in each case whether civil or criminal, at law or in equity, commenced, brought, conducted by or pending before any Governmental Entity, arbitrator, mediator or arbitration tribunal.

“Additional Cash Payment Amount” shall mean an amount equal to (a) $500,000,000 (five hundred million) minus (b) the product of (i) the number of shares equal to 19.9% of the number of issued and outstanding shares of Purchaser Common Stock as of immediately prior to the Closing multiplied by (ii) the Average Purchaser Stock Price; provided, however, in the event that the calculation of the Additional Cash Payment Amount would result in a negative amount, the Additional Cash Payment Amount shall be deemed to be $0.00 (zero dollars).

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities or partnership or other ownership interests or by contract; provided that, (i) from and after the Closing, (a) none of Holdco, the Company or any Company Subsidiary shall be considered an Affiliate of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of Holdco, the Company or any Company Subsidiary and (ii) in no event shall Seller or any of its Subsidiaries be considered an Affiliate of any portfolio company (as such term is commonly understood in the private equity industry) of, or investment fund affiliated with, Siris Capital Group, LLC, nor shall any portfolio company (as such term is commonly understood in the private equity industry) (other than, prior to the Closing, Holdco, the Company and each of its Subsidiaries) of, or investment fund affiliated with, Siris Capital Group, LLC, be considered an Affiliate of Seller or any of its Subsidiaries.  For the avoidance of doubt, neither Synchronoss Technologies, Inc. nor Plantronics, Inc. shall be deemed to be an Affiliate of Seller or its Affiliates.

“Antitrust Laws” shall mean the HSR Act and any other antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Purchaser Stock Price” shall mean the VWAP for the thirty (30) consecutive Trading Days ending on (and including) the Trading Day that is immediately preceding the Closing Date.

“Business” shall mean the business of Holdco and its Subsidiaries.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Cash Amounts” shall mean, without duplication, the aggregate amount of all Cash Equivalents of Holdco and each of its Subsidiaries, as of immediately prior to the Closing, in each case, calculated in accordance with the Accounting Principles.

“Cash Equivalents” shall mean, with respect to any Person, the cash, cash equivalents (that are convertible into unrestricted cash within 30 days) and marketable securities (net of issued but uncleared checks and drafts, but including all received but uncleared checks, drafts and wires) of such Person, in each case excluding all Restricted Cash, and in each case calculated in accordance with the Accounting Principles.

“Cash Purchase Price” shall mean $1,000,000,000 (one billion dollars), minus the Purchaser Representation and Warranty Policy Cost, plus the Net Indebtedness Amount set forth on the Final Closing Statement, plus the amount (if any) by which the Closing Net Working Capital Amount set forth on the Final Closing Statement exceeds the Target Closing Net Working Capital Amount, minus the amount (if any) by which the Target Closing Net Working Capital Amount exceeds the Closing Net Working Capital Amount set forth on the Final Closing Statement.

“Closing Cash Payment” shall mean $1,000,000,000 (one billion dollars), minus the Purchaser Representation and Warranty Cost Plus, plus the Estimated Net Indebtedness Amount set forth on the Estimated Closing Statement, plus the amount (if any) by which the Estimated Closing Net Working Capital Amount set forth on the Estimated Closing Statement exceeds the Target Closing Net Working Capital Amount, minus the amount (if any) by which the Target Closing Net Working Capital Amount exceeds the Estimated Closing Net Working Capital Amount set forth on the Estimated Closing Statement.

“Closing Net Working Capital Amount” shall mean, in each case, as of immediately prior to the Closing, and without duplication, an amount (which may be positive or negative) equal to the current assets (excluding (v) Cash Equivalents, (w) Income Tax assets, (x) all deferred Tax assets, (y) deferred financing assets and (z) the Synchronoss Amount) of Holdco and its Subsidiaries, minus the current liabilities (excluding Income Tax liabilities, all deferred Tax liabilities, Indebtedness, Company Transaction Expenses, and Liabilities in respect of the Company LTIP) of Holdco and its Subsidiaries, in each case, calculated in accordance with the Accounting Principles.  For the avoidance of doubt, none of the payment obligations of Seller pursuant to Section 5.17 (including the underlying Liabilities of Holdco) shall be taken into account in the calculation of the Closing Net Working Capital Amount, whether or not any such payment obligations would also constitute current liabilities of Holdco and its Subsidiaries under the Accounting Principles (it being the intention of the Parties to avoid duplication or double counting).  The Parties further agree that the purpose of preparing and calculating the Closing Net Working Capital Amount is to measure the Closing Net Working Capital Amount as of immediately prior to the Closing in accordance with the Accounting Principles.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and any rules or regulations promulgated thereunder.

“Company Credit Agreements” shall mean the Company First Lien Credit Agreement and the Company Second Lien Credit Agreement.

“Company First Lien Credit Agreement” shall mean the First Lien Credit Agreement, dated as of November 14, 2017, among the Company, certain of the Company Subsidiaries, Royal Bank of Canada, as administrative agent and collateral agent, and the other parties thereto.

“Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned by (solely or jointly) or licensed to the Company or any Company Subsidiary or that the Company or any Company Subsidiary otherwise has the right to use (or that the Company or any Company Subsidiary claims or purports to own or have a license with respect to or otherwise have a right to use).

“Company LTIP” shall mean the Intralinks 2017 Long Term Incentive Plan and the award agreements thereunder.

“Company Material Adverse Effect” shall mean any event, change, fact, circumstance, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets and liabilities, condition (financial or otherwise) or results of operations of Holdco, the Company and the Company Subsidiaries, taken as a whole; provided that no such event, change, fact, circumstance, development or effect, to the extent resulting or arising from or in connection with any of the following matters, shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining, whether there has been or there would reasonably be expected to be, a Company Material Adverse Effect: (a) general conditions and trends in the industries or businesses in which any of the Company or any Company Subsidiary operates, including competition in any of the geographic or product areas in which the Company or any Company Subsidiary operates; (b) general economic conditions (including changes in (i) market conditions, (ii) currency exchange rates, (iii) prevailing interests rates or credit markets, (iv) trade tariffs or (v) the price of commodities or raw materials), financial or capital markets conditions (including interest rates, exchange rates and credit markets); (c) any commencement, occurrence, continuation or intensification of any act of civil unrest, war (whether or not declared), terrorism or sabotage (including cyberattack), armed hostilities, military attacks or declaration of national emergency; (d) changes (or proposed changes) after the date hereof in the legal, Tax, regulatory or political conditions (including changes in Law or in the interpretation or application of Law) or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof; (e) conditions resulting from any natural or manmade disasters, hurricanes, floods, tornados, pandemics, tsunamis, earthquakes, acts of God or other weather-related or natural conditions; (f) any action taken by Seller (or any action which Seller causes Holdco or any of its Subsidiaries to take), or Seller’s failure to take (or its failure to cause Holdco or any of its Subsidiaries to take) any action, in each case, which is expressly required to be taken, or not taken, by this Agreement, or any action taken, or failure to take any action, required by applicable Law; (g) the failure of the financial or operating performance of the Company or any Company Subsidiary to meet any projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be taken into account in determining whether a Company Material Adverse Effect has occurred; provided, further, that this clause (g) shall not be construed as implying that Seller is making any representation or warranty hereunder with respect to any projections, forecasts or budgets); (h) any action taken (or omitted to be taken), or such other changes or events, in each case, which Purchaser has requested or to which Purchaser has consented in writing or the failure to take actions due to Purchaser’s failure to consent thereto following the request of Seller in writing which failure to consent Purchaser has unreasonably withheld, conditioned or delayed in breach of this Agreement; (i) any matter specifically disclosed in Section 1.1(b) of the Disclosure Schedule; or (j) the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or the identity of Purchaser (it being understood that this clause (j) shall not apply with respect to references to Company Material Adverse Effect in any representations or warranties contained in this Agreement to the extent that such representations or warranties expressly address consequences resulting from the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated hereby); provided, further, that any event, change, development or effect referred to in clauses (a) through (e) may be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect to the extent, and solely to the extent, such event, change, development or effect has a disproportionate adverse effect on the Company and Company Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Second Lien Credit Agreement” shall mean the Second Lien Credit Agreement, dated as of November 14, 2017, among the Company, certain of the Company Subsidiaries, Royal Bank of Canada, as administrative agent and collateral agent, and the other parties thereto.

“Company Transaction Expenses” shall mean, without duplication, the following obligations of Holdco or its Subsidiaries to the extent unpaid as of immediately prior to the Closing (without giving effect to any payment made or caused to be made by Purchaser pursuant to Section 2.9): (a) any outside legal, accounting, consulting, investment banking or other third-party advisory fees, commissions, and out-of-pocket expenses payable by Holdco or any of its Subsidiaries in respect of the preparation and negotiation of this Agreement (including the sale process conducted by Seller involving other potential buyers or any contemplated public offering as an alternative thereto) or the consummation of the Sale (but excluding, for the avoidance of doubt, any expenses incurred in connection with the Debt Financing); (b) any fees payable to Seller or its Affiliates (other than, for the avoidance of doubt, Holdco or its Subsidiaries) under the Management Agreement (provided that, for purposes of this clause (b), proviso (ii) of the definition of “Affiliate” shall be deemed to be deleted); (c) (i) the accrued pre-Closing portion of any annual bonus payable to any Service Provider with respect to the year in which the Closing occurs (calculated based on the aggregate target payments, or, if higher, the actual performance as of the Closing Date, for all bonuses in respect of the year in which the Closing occurs prorated by the number of days that have elapsed through the Closing Date for the year in which the Closing occurs), (ii) any retention, “Management by Objectives” bonuses or “stay put” bonuses (including, for the avoidance of doubt, amounts due under the Retention Letters listed on Section 3.9(a) of the Disclosure Schedule or contemplated by Item 15 of Section 5.1(a) of the Disclosure Schedule), whether such payment or benefit becomes payable before, at or after the Sale, in each case, the arrangements with respect to which are in effect immediately prior to the Closing, (iii) any “single trigger” transaction or similar change of control bonuses or severance payments payable by the Company or any Company Subsidiary to any Service Provider, in each case under this clause (iii), the arrangements with respect to which are in effect immediately prior to the Closing and which become due solely as a result of the consummation of the Sale or the transactions contemplated by this Agreement (but excluding any Liabilities under the Company LTIP) and (iv) any accrued but unpaid deferred compensation, severance or long-term incentive bonus (but excluding any Liabilities under the Company LTIP); (d) any premiums and brokerage fees and commissions in respect of any “tail” policy under Holdco’s, the Company’s or any Company Subsidiary’s existing directors’ and officers’ liability insurance policy obtained by Holdco, the Company or any Company Subsidiary prior to the Closing; (e) $25,000,000 less any amounts (up to $25,000,000 in the aggregate) due from Synchronoss Technologies, Inc. to Holdco or any of its Subsidiaries that Synchronoss Technologies, Inc. has agreed in writing prior to the Closing Date will be set off against Holdco’s obligation to pay “Contingent Consideration” under the Synchronoss SPA (such subtracted amount, the “Synchronoss Amount”) (which difference shall be paid pursuant to Section 2.10 in respect of Holdco’s obligation to pay “Contingent Consideration” under the Synchronoss SPA); and (f) any amounts due to Synchronoss Technologies, Inc.  For the avoidance of doubt, none of the foregoing Company Transaction Expenses shall be taken into account in any calculation of the Indebtedness Amount hereunder, whether or not any such Company Transaction Expenses would also constitute Indebtedness of Holdco or any of its Subsidiaries as of immediately prior to the Closing (it being the intention of the Parties to avoid duplication or double counting).

“Confidentiality Agreement” shall mean the confidentiality agreement, dated June 7, 2018, by and between Siris Capital Group, LLC, an affiliate of Seller, and Purchaser.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement to which a Person is bound or to which its asset or properties are subject, and any amendments and supplements thereto, other than a Permit or a Company Benefit Plan.

“Continuing Employees” shall mean all employees of the Company or any Company Subsidiary who at the Closing, continue their employment at the Company or any Company Subsidiary.

“Copyrights” shall mean any and all U.S. and foreign copyright rights, rights in mask works, and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

“Environmental Laws” shall mean any Law relating to the pollution or protection of the environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of, or exposure to, Hazardous Substances.

“Equity Consideration” shall mean a number of shares of Purchaser Common Stock equal to $500,000,000 (five hundred million dollars) divided by the Average Purchaser Stock Price (rounded up to the next whole number); provided that in no event shall the Equity Consideration exceed 19.9% of the number of issued and outstanding shares of Purchaser Common Stock as of immediately prior to the Closing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Equity” shall mean a number of shares equal to the Working Capital Escrow Shares plus the LTIP Escrow Shares.

“Fair Value” shall mean the amount at which the assets (both tangible and intangible), in their entirety, of Purchaser and its Subsidiaries, on a consolidated basis, would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“Financing Sources” shall mean those entities that have committed to provide, arrange or otherwise entered into agreements in connection with the Debt Financing (including the parties to the Debt Commitment Letter) or any other financing (other than any equity financing) in each case, in connection with the transactions contemplated hereby, including the parties to any joinder agreements related thereto (including the definitive agreements executed in connection therewith).

“Financing Parties” shall mean the Financing Sources and the Affiliates thereof, and any arrangers, bookrunners, administrative agents, collateral agents, and Affiliates of the foregoing, and members, directors, agents, officers and employees of the foregoing and their permitted successors and assigns.

“GAAP” shall mean generally accepted accounting principles in the United States, and, where applicable, consistently applied throughout the periods involved.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Substances” shall mean (a) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under any Environmental Law; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; (e) any other contaminant; and (f) any biological or chemical substance, material or waste regulated or classified as hazardous, toxic, or radioactive by any Governmental Entity of competent jurisdiction pursuant to any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” shall mean (i) any U.S. federal, state, local or non-U.S. Tax that is, in whole or in part, based on or measured by net income or gains and (ii) any business franchise or similar Tax.

“Indebtedness” shall mean, with respect to any Person, as of any time, without duplication: (a) any obligations for borrowed money, including all accrued but unpaid interest thereon (excluding any ordinary course trade payables, accounts payable and any other current liabilities, in each case to the extent included in the calculation of the Closing Net Working Capital Amount); (b) any obligations evidenced by bonds, notes or debentures or similar instruments; (c) any obligations in respect of letters of credit or bank guarantees, to the extent drawn and unpaid; (d) any obligations in respect of the deferred and unpaid portion of the purchase price of property, goods or services, including any earn-outs, seller notes, promissory notes or similar contingent payment obligations (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice, in each case to the extent included in the calculation of the Closing Net Working Capital Amount); (e) any capitalized lease obligations; (f) any Net Hedging Obligation, (g) any obligations with respect to declared but unpaid dividends or other distributions payable to any Person other than Holdco or its Subsidiaries; (h) the Repayment Indebtedness; (i) any Specified Current Taxes; and (j) any obligations of another Person of the types referred to in the foregoing clauses that are guaranteed by such Person; provided, further, that with respect to Holdco or its Subsidiaries, Indebtedness shall not include any intercompany obligations solely owing by Holdco or a Subsidiary of Holdco to Holdco or another Subsidiary of Holdco.

“Indebtedness Amount” shall mean the aggregate amount, without duplication, of the Indebtedness of Holdco and each of its Subsidiaries (excluding any Company Transaction Expenses), as of immediately prior to the Closing, in each case calculated in accordance with the Accounting Principles.  For the avoidance of doubt, none of the payment obligations of Seller pursuant to Section 5.17 (including the underlying Liabilities of Holdco) shall be taken into account in the calculation of the Indebtedness Amount, whether or not any such payment obligations would also constitute Indebtedness of Holdco and its Subsidiaries under the Accounting Principles (it being the intention of the Parties to avoid duplication or double counting).

“Intellectual Property” shall mean any and all (a) formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (c) databases and other compilations and collections of data or information (“Databases”); (d) trademarks, trade names, service marks, service names, logos and design marks, trade dress, fictitious and other business names, brand names, collective membership marks, certification marks, slogans and other forms of indicia of origin, whether or not registrable as a trademark in any given jurisdiction, together with all goodwill associated with any of the foregoing (“Trademarks”); (e) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (f) confidential and proprietary information and other intangible materials not generally known to the public that derive independent economic value from not being generally known or readily ascertainable (to the extent maintained as a trade secret or otherwise qualifying as a trade secret under applicable Law), including (i) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and other intangible materials; (ii) customer, vendor, and distributor lists, contact and registration information, and correspondence; and (iii) any models, processes, procedures, drawings, component lists, plans, proposals, technical data, and formulae, algorithms, procedures, processes, methods, techniques, know‑how, ideas, creations, inventions, invention disclosures, inventor rights, discoveries, improvements (whether or not patentable and whether or not reduced to practice) (“Trade Secrets”).

“Intellectual Property Rights” shall mean any and all rights recognized by any Governmental Entity anywhere in the world in or to Intellectual Property, including (i) Patents; (ii) Copyrights; (iii) industrial design rights and registrations thereof and applications therefor; (iv) rights with respect to Trademarks, and all registrations thereof and applications therefor; (v) rights with respect to Domain Names, including registrations thereof and applications therefor; (vi) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof by any person; (vii) rights with respect to Databases, including registrations thereof and applications therefor; (viii) all claims and causes of action arising out of or related to any past, current or future infringement, misappropriation, interference or violation of any of the foregoing; and (ix) any rights equivalent or similar to any of the foregoing.

“IRS” shall mean the Internal Revenue Service.

“Knowledge of the Company” shall mean the actual knowledge as of the date hereof of any of the Persons listed on Section 1.1(a) of the Disclosure Schedule, including in each case the knowledge that such person would have obtained in the reasonable conduct of his or her duties after familiarizing himself or herself with the representations and warranties of the Company contained in Article III of this Agreement.  With respect to any Intellectual Property and Intellectual Property Rights, the “reasonable conduct of his or her duties” does not require the Company or any of the individuals listed on Section 1.1(a) of the Disclosure Schedule to conduct, have conducted, obtain, or have obtained any freedom to operate opinions or similar opinions of counsel or any clearance searches, and no knowledge of any third party Intellectual Property Rights that would have been revealed by such inquiries, opinions or searches will be imputed to the Company or any such individual.

“Knowledge of Purchaser” shall mean the actual knowledge as of the date hereof of any of the Persons listed on Section 1.1(b) of the Purchaser Disclosure Schedule, including in each case the knowledge that such person would have obtained in the reasonable conduct of his or her duties after familiarizing himself or herself with the representations and warranties of Purchaser contained in Article IV of this Agreement.

“Law” shall mean any federal, state, foreign or local statute, common law, ordinance, regulation, rule, code or order of a Governmental Entity of competent jurisdiction.

“Liability” shall mean all obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, claims, encumbrances, dues, damages, assessments, deficiencies, judgments, awards or settlements; provided, however, for purposes of Section 4.10, Liabilities shall mean the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of Purchaser and its Subsidiaries taken as a whole, as of the Closing Date immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financing being entered into in connection therewith), determined in accordance with GAAP (it being understood that the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability).

“License Contract” shall mean any Contract: (a) pursuant to which the Company and the Company Subsidiaries obtained the right to use or practice rights under third-party Intellectual Property Rights that are used in and are material to the conduct of the Business as conducted on the date hereof; (b) by which the Company or any Company Subsidiary has licensed or otherwise authorized a third party to use any Owned Company Intellectual Property; (c) otherwise granting or restricting the right to use Company Intellectual Property; and (d) transferring, assigning or indemnifying with respect to the Company Intellectual Property, including, in each case, license agreements, settlement agreements and covenants not to sue; provided, “License Contracts” shall not include non-exclusive licenses granted to third parties in the ordinary course of business that are substantially in the form of the Company’s or any Company Subsidiaries’ standard agreements, Contracts with suppliers, distributors or customers that do not contain grants of exclusive licenses and “shrink wrap,” “commercially available off the shelf software package” or “click through” licenses.

“Liens” shall mean all liens, pledges, charges, claims, mortgages, rights of first refusal, easements, servitudes, leases, subleases, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.  For the avoidance of doubt, a non-exclusive license to Intellectual Property or Intellectual Property Rights shall not be considered a Lien.

“Losses” shall mean any and all damages, losses, penalties, judgments, settlements, payments, fines, interest, costs and expenses (including the reasonable out-of-pocket costs and expenses of attorneys incurred in the defense thereof), but excluding, for the avoidance of doubt, consequential damages, special damages, incidental or indirect damages, loss of revenue or profits, diminution in value, damages based on multiple of revenue or earnings or other performance metric, loss of business reputation, punitive and exemplary damages or any similar damages.

“LTIP Escrow Shares” shall have the meaning set forth on Section 5.17 of the Disclosure Schedule.

“Management Agreement” shall mean the Management Agreement, dated as of November 14, 2017, by and among the Company, Impala Private Investments, LLC and Siris Capital Group, LLC.

“Marketing Period” shall mean the first period of twelve (12) consecutive Business Days after the date of this Agreement commencing on the date the Seller shall have delivered (or caused to be delivered) to Purchaser the Required Information; provided that (a) if the conditions set forth in Section 7.1 and Section 7.2 (in each case, other than those conditions that by their terms are to be satisfied at the Closing) shall not have been satisfied during the last two (2) Business Days of such twelve (12) consecutive Business Day period, then the Marketing Period shall end on the date that is two (2) Business Days after satisfaction of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing), (b) the Marketing Period shall end on any earlier date on which the Debt Financing is consummated and (c) the delivery of Required Information in respect of any new fiscal period as required by the definition of Required Information following the commencement of the Marketing Period shall not restart the Marketing Period; provided, further, that the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such twelve (12) consecutive Business Day period, the independent registered public accountants of the Company shall have withdrawn their audit opinion with respect to any audited consolidated financial statements contained in the Required Information, in which case the Marketing Period may not commence unless and until a new audit opinion is issued with respect to such consolidated financial statements for the applicable periods; provided, further, (i) if the Marketing Period has not ended on or prior to December 21, 2018, then the Marketing Period shall not begin before January 3, 2019, and (ii) neither November 22, 2018 nor November 23, 2018 shall constitute a Business Day for purposes of the Marketing Period; provided further that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing or any Substitute Financing are obtained.  If Seller shall in good faith reasonably believe it has provided (or caused to be provided) the Required Information, Seller may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced as of the delivery date indicated in such written notice unless Purchaser in good faith reasonably believes Seller has not completed the delivery of the Required Information and, within two (2) Business Days after the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with specificity which Required Information Seller has not delivered).

“Net Hedging Obligation” shall mean, as of any time, the net cash payment obligations or receivables under swaps, options, derivatives and other hedging arrangements of Holdco, the Company and the Company Subsidiaries payable upon termination thereof (assuming the termination thereof as of such time) (it being understood that, for purposes of calculating the Indebtedness Amount, the Net Hedging Obligations shall be either zero or a positive number).

“Net Indebtedness Amount” shall mean the amount, which may be a positive or negative number, equal to (a) the Cash Amounts less (b) the Indebtedness Amount less (c) the aggregate amount of Company Transaction Expenses (but, in respect of the final Net Indebtedness Amount, excluding any amounts Purchaser fails to discharge or satisfy pursuant to Section 2.10 but solely to the extent included in the calculation of the Closing Cash Payment).

“Open Source” shall mean Software that is generally made available in source code form and that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License and any license identified as an open source license by the Open Source Initiative (www.opensource.org)).

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree.

“Organizational Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including the articles or certificate of incorporation or formation, bylaws, operating agreement, limited liability company agreement, partnership agreement, shareholders’ agreement, voting agreement, voting trust agreement, joint venture agreement and any similar agreement and any amendments or supplements to any of the foregoing.

“Owned Company Intellectual Property” shall mean any and all Intellectual Property and Intellectual Property Rights that are owned, or purported to be owned by (solely or jointly) the Company or any Company Subsidiary (or that Company or any Company Subsidiary claims or purports to own), including all Registered Company Intellectual Property set forth on Section 3.12(a) of the Disclosure Schedule.

“Patents” shall mean any and all U.S. and foreign patent rights, including without limitation, rights in all (a) patents; (b) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon; (c) patents-of-addition, reissues, reexaminations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof; and (d) foreign counterparts of any of the foregoing.

“Permitted Liens” shall means (i) Liens for Taxes that are not due and payable or, if due, are being contested in good faith by appropriate Tax proceedings (and for which adequate reserved have been established on the Company Balance Sheet in accordance with GAAP); (ii) Liens arising by operation of Law in favor of mechanics, carriers, workmen, warehousemen or repairmen, incurred in the ordinary course of business securing amount that are not yet due and payable or are being contested in good faith by appropriate proceedings; (iii) any obligations in respect of letters of credit and performance and construction bonds issued in the ordinary course of business; (iv) zoning, building and other similar charges or encumbrances or irregularities in title that, in each case, only affect real property and that would not reasonably be expected to, individually or in the aggregate, materially impair the value of the subject asset for the purposes for which it is used in connection with the business or operations of the Company and the Company Subsidiaries or materially interfere with the use or occupancy thereof in connection therewith; (v) non-exclusive licenses granted in the ordinary course of business that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted, (vi) Liens securing the “Secured Obligations,” as such term is defined in the Company First Lien Credit Agreement or any of the Company’s or the Company Subsidiaries’ obligations under the “Guarantee and Collateral Agreement,” as such term is defined in the Company First Lien Credit Agreement and (vii) Liens securing the “Secured Obligations”, as such term is defined in the Company Second Lien Credit Agreement or any of the Company’s or the Company Subsidiaries’ obligations under the “Guarantee and Collateral Agreement,” as such term is defined in the Company Second Lien Credit Agreement.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Average Purchaser Stock Price” shall mean, as of an applicable date of determination, the VWAP for the thirty (30) consecutive Trading Days ending on (and including) the Trading Day that is immediately preceding such applicate date of determination.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period ending on and including the Closing Date.

“Present Fair Saleable Value” shall mean the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of Purchaser and its Subsidiaries, on a consolidated basis, are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

“Purchaser Common Stock” shall mean the common stock, par value $0.01 per share, of Purchaser.

“Purchaser Material Adverse Effect” shall mean (1) any event, change, fact, circumstance, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets and liabilities, condition (financial or otherwise) or results of operations of Purchaser and its Subsidiaries, taken as a whole; provided that, for purposes of this clause (1), no such event, change, fact, circumstance, development or effect, to the extent resulting or arising from or in connection with any of the following matters, shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining, whether there has been or there would reasonably be expected to be, a Purchaser Material Adverse Effect: (a) general conditions and trends in the industries or businesses in which Purchaser or any of its Subsidiaries operates, including competition in any of the geographic or product areas in which Purchaser or any of its Subsidiaries operates; (b) general economic conditions (including changes in (i) market conditions, (ii) currency exchange rates, (iii) prevailing interests rates or credit markets, (iv) trade tariffs or (v) the price of commodities or raw materials), financial or capital markets conditions (including interest rates, exchange rates and credit markets); (c) any commencement, occurrence, continuation or intensification of any act of civil unrest, war (whether or not declared), terrorism or sabotage (including cyberattack), armed hostilities, military attacks or declaration of national emergency; (d) changes (or proposed changes) after the date hereof in the legal, Tax, regulatory or political conditions (including changes in Law or in the interpretation or application of Law) or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof; (e) conditions resulting from any natural or manmade disasters, hurricanes, floods, tornados, pandemics, tsunamis, earthquakes, acts of God or other weather-related or natural conditions; (f) any action taken by Purchaser (or any action which Purchaser causes its Subsidiaries to take), or Purchaser’s failure to take (or its failure to cause its Subsidiaries to take) any action, in each case, which is expressly required to be taken, or not taken, by this Agreement, or any action taken, or failure to take any action, required by applicable Law; (g) the failure of the financial or operating performance of Purchaser or any of its Subsidiaries to meet any projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred; provided, further, that this clause (g) shall not be construed as implying that Purchaser is making any representation or warranty hereunder with respect to any projections, forecasts or budgets); (h) any action taken (or omitted to be taken), or such other changes or events, in each case, which Seller has requested or to which Seller has consented in writing or the failure to take actions due to Seller’s failure to consent thereto following the request of Purchaser in writing which failure to consent Seller has unreasonably withheld, conditioned or delayed in breach of this Agreement; or (i) the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or the identity of Seller (it being understood that this clause (j) shall not apply with respect to references to Purchaser Material Adverse Effect in the representations or warranties contained in this Agreement to the extent that such representations or warranties expressly address consequences resulting from the execution, announcement, pendency or consummation of this Agreement or the transactions contemplated hereby); provided, further, that any event, change, development or effect referred to in clauses (a) through (e) may be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Purchaser Material Adverse Effect to the extent, and solely to the extent, such event, change, development or effect has a disproportionate adverse effect on Purchaser and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Purchaser and its Subsidiaries operate; (2) any event change, circumstance, development or effect that would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby in accordance with this Agreement.

“Purchaser Representation and Warranty Policy” shall mean the representation and warranty insurance policy issued by Euclid Transactional, LLC for the benefit of Purchaser effective as of the date hereof (policy number ET111-000-866) and the related excess policies.

“Purchaser Representation and Warranty Policy Cost” shall mean $2,470,841.92.

“Purchaser Stock Plans” shall mean, collectively, the SS&C Technology Holdings, Inc. Amended and Restated 2014 Stock Incentive Plan, the SS&C Technology Holdings, Inc. 2008 Stock Incentive Plan and the 2006 Equity Incentive Plan of Sunshine Acquisition Corporation, in each case, as amended from time to time.

“Recourse Related Party” shall mean, with respect to any Person, such Person’s Affiliates or such Person’s or such Person’s Affiliates’ former, current or future direct or indirect equityholders, controlling Persons, general or limited partners, shareholders, members, managers, directors, officers, employees, agents, Affiliates, representatives, portfolio companies (as such term is commonly understood in the private equity industry) or affiliated investment funds or any assignees or successors of any of the foregoing.

“Redacted Fee Letter” shall mean the fee letter from the Financing Sources related to the Debt Commitment Letter in which the only redactions relate to fee amounts and other customary economic terms, provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or other funding being made available by the Financing Sources on the Closing Date.

“Registered Company Intellectual Property” shall mean all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Owned Company Intellectual Property that are currently registered, recorded, or filed by, for, or in the name of the Company or any Company Subsidiary.

“Related Party” shall mean each of (i) Seller, (ii) any director, managing member or officer of Siris Capital Group, LLC and (iii) any Affiliate of any Person described in the foregoing clauses (i)-(ii), in each case other than Holdco or any of its Subsidiaries; provided that, for purposes of this definition of “Related Party”, proviso (ii) of the definition of “Affiliate” shall be deemed to be deleted.

“Related Party Agreement” shall mean any Contract between Holdco or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand.

“Repayment Indebtedness” shall mean all “Obligations” under and as defined in each of the Company Credit Agreements, in each case, other than (a) contingent indemnification obligations as to which no claim has been asserted and (b) other contingent liabilities as to which no claim has been asserted.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and any of such Person’s or any of its Affiliates’ directors, officers, managers, partners, employees, counsel, financial advisors, accountants, consultants and other advisors, representatives and agents.

“Required Information” shall mean (a) Annual Financial Statements, (b) the Interim Financial Statements and (c) the unaudited consolidated balance sheet of the Company and the consolidated Company Subsidiaries and the related unaudited statements of operations and cash flows for each fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended after June 30, 2018 and at least 45 days prior to the Closing Date, together with the related financial statements for the applicable prior year period.

“Restricted Cash” shall mean all cash that is not freely useable because it is subject to restrictions or limitations on use or distribution by Law or Contract (other than the Company Credit Agreements), or Taxes imposed on distributions thereof.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933.

“Service Provider” means any director, officer, employee or individual independent contractor or consultant of Holdco, the Company or any of the Company Subsidiaries.

“Software” shall mean all (a) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (b) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (c) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (d) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Specified Current Taxes” shall mean, as of immediately prior to the Closing (without regard to any actions or transactions taken or consummated after the Closing by the Purchaser or its Affiliates (including, as of immediately after the Closing, Holdco, the Company and the Company Subsidiaries) but assuming all transactions contemplated by this Agreement have been consummated in accordance with their relevant terms), an amount (which may be positive or negative) equal to the sum of (i) the aggregate amount of any accrued but unpaid current Income Tax Liabilities (which amount shall be reflected as a positive number) and (ii) the aggregate amount of accrued but unpaid current Income Tax Refunds (which amount shall be reflected as a negative number), in each case of Holdco, the Company and its Subsidiaries for any taxable period (or portion thereof) ending on or before and including the Closing Date, which first become due (in the case of Income Tax Liabilities) or receivable (in the case of Income Tax Refunds) after the Closing, including for this purpose all Income Taxes arising as a result of Section 965 of the Code without regard to any election made or to be made under Section 965(h) or Section 965(n) or any corresponding elections under state or local Tax law; provided, that for purposes of calculating Specified Current Taxes: (1) the amount of any Income Taxes, refunds and credits for any Straddle Period that are included in Specified Current Taxes shall be determined by applying the methodology set forth in Section 6.2, and (2) all Income Taxes, refunds and credits that are included in Specified Current Taxes shall be calculated (I) based on the past practices (including reporting positions, elections and accounting methods) of Holdco, the Company and the Company Subsidiaries in preparing Income Tax Returns, (II) taking into account (without duplication) (x) all deductions of Holdco, the Company and any of the Company Subsidiaries attributable to the transactions contemplated by this Agreement (including any deductions attributable to Company Transaction Expenses, amounts included in Indebtedness, and any compensatory payments) and applying the seventy percent (70%) safe harbor election under Revenue Procedure 2011-29 to any “success based fees”, and (y) any net operating losses, capital losses, Tax credits and other Tax assets or other attributes and (III) excluding (x) any Liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Income Taxes or with respect to uncertain Income Tax positions and any liabilities arising from any change in accounting methods, and (y) all deferred Income Tax liabilities established for GAAP purposes. For purposes of this definition, “Tax Refunds” shall mean refunds or credits of Income Taxes which are receivable in cash.

“Straddle Period” shall mean any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Synchronoss SPA” shall mean that certain Share Purchase Agreement, dated as of October 17, 2017, among Impala Private Holdings II, LLC, Synchronoss Technologies, Inc. and Intralinks Holdings, Inc.

“Systems” shall mean all the computer, information technology and data processing systems, facilities and services used by or on behalf of the Company and the Company Subsidiaries, including all hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company and the Company Subsidiaries.

“Target Closing Net Working Capital Amount” shall mean $(12,668,000) (negative twelve million, six hundred sixty-eight thousand dollars).

“Tax” shall mean (i) any tax of any kind whatsoever, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, escheat, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, fee, levy, assessment or governmental charge, in each case in the nature of a tax, together with all interest, penalties or other amounts imposed with respect to such amounts, and any Liability for the foregoing as transferee (ii) in the case of Holdco, the Company or any of the Company Subsidiaries, Liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of Holdco, the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and (iii) liability of Holdco, the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement.

“Tax Authority” shall mean any Governmental Entity responsible for the imposition, administration, assessment, and/or collection of any Tax or any Tax Return.

“Tax Proceeding” shall mean any audit, investigation, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement (including any estimated tax or information return or report) filed or required to be filed with any Tax Authority relating to Taxes, including any amendment thereof.

“Tax Sharing Agreement” shall mean any agreement or arrangement entered into prior to the Closing binding Holdco, the Company or any of the Company Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax Liability.

“Trading Day” shall mean a day on which NASDAQ is open for the buying and selling of securities.

“Transaction Documents” means this Agreement, the Escrow Agreement, the No-Hire Agreement and the Registration Rights Agreement.

“United States” shall mean the United States of America and its territories and possessions.

“VWAP” shall mean the volume weighted average price per share for transactions in Purchaser Common Stock as reported on Bloomberg Page “SSNC_US_EQUITY_AQR”.

“Working Capital Escrow Shares” shall mean a number of shares of Purchaser Common Stock equal to $10,000,000 (ten million dollars) divided by the Average Purchaser Stock Price (rounded up to the nearest whole number).

Other Definitions

.  The following terms shall have the meanings defined in the Section indicated:

TermSection

280G Stockholder Approval Requirements5.10(a)(i)

Acquisition Proposal5.14

Additional Cash Consideration Notice8.1(b)(v)

Adjustment Amount2.7(a)

AgreementPreamble

Annual Financial Statements3.6(a)

Books and Records5.12(a)

Bribery Act3.20(a)

Closing2.1

Closing Date2.3(a)

Collective Bargaining Agreement3.10(b)

CompanyRecitals

Company Balance Sheet3.6(a)

Company Benefit Plans3.9(a)

Company Debt Payoff Letters5.15

Company Leased Real Property3.11(b)

Company Material Contracts3.15(a)

Company Products3.12(p)

Company SharesRecitals

Company Subsidiary3.1(b)

Current Representation10.12(a)

Debt Commitment Letter4.9(b)

Debt Financing4.9(b)

Definitive Debt Financing Agreements5.16(b)

Delaware Courts10.3(a)

Designated Person10.12(a)

Disclosure ScheduleArticle III

EEOC3.10(g)

Employee IP Agreement3.12(h)

Enforceability Exceptions3.3

Escrow Agent2.8(a)

Escrow Agreement2.8(a)

Estimated Closing Net Working Capital Amount2.4(a)

Estimated Closing Statement2.4(a)

Estimated Net Indebtedness Amount2.4(a)

Excess Parachute Payments5.10(a)(i)

Excess Parachute Waiver5.10(a)(i)

Exchange Act5.11

FCPA3.20(a)

Final Closing Statement2.6(c)

Financial Statements3.6(a)

Government Official3.20(b)

HoldcoRecitals

Independent Accounting Firm2.6(c)

Initial Closing Statement2.5(a)

Interim Financial Statements3.6(a)

IRS3.9(a)

Legal Restraints7.1(b)

LTIP Escrow Agent2.8(a)

Membership InterestsRecitals

No-Hire Agreement2.3(b)(i)(D)

Notice of Disagreement2.6(a)

Offering Documentation(a)

Outside Date8.1(b)(i)

PartiesPreamble

PartyPreamble

Permits3.5(a)

Permitted Divestiture5.4(f)

Post-Closing Representation10.12(a)

PurchaserPreamble

Purchaser 401(k) Plan5.9(c)

Purchaser Class A Common Stock3.2(d)(a)

Purchaser Disclosure ScheduleArticle IV

Purchaser Plans5.9(a)

Purchaser Preferred Stock3.2(d)(a)

Purchaser SEC Documents4.5(a)

Purchaser Significant Subsidiary3.2(d)(a)

Real Property Leases3.11(b)

Registration Rights Agreement2.3(b)(i)(D)

Required Amount4.9(a)

Resolution Period2.6(b)

Sale2.1

Sanctions Laws3.21

Securities3.2(d)

SellerPreamble

Specified Related Party Agreement3.24

Substitute Commitment Letters5.16(d)

Substitute Financing5.16(d)

Top Customers3.17

Top Suppliers3.17

Transfer Taxes6.1

Trigger Event8.1(b)(v)

US Benefit Plans3.9(a)

Working Capital Escrow Account2.8(a)

Working Capital VWAP Determination Date2.7(b)(i)

Article II

THE SALE

2.1Sale and Purchase of the Membership Interests

.  Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in, to and under the Membership Interests (the “Sale”), free and clear of all Liens (other than restrictions on transfer arising under applicable state and federal securities Laws or Liens created by or to the extent resulting from actions of Purchaser).

2.2Purchase Price

(a).  As full and complete consideration for the Membership Interests, upon the terms and subject to the conditions set forth in this Agreement, Purchaser shall deliver (or cause to be delivered) to Seller (a) the sum of the Cash Purchase Price plus, in the event that Purchaser has delivered the Additional Cash Consideration Notice, the Additional Cash Payment Amount and (b) the Equity Consideration (other than, for the avoidance of doubt, any Escrow Equity released to Purchaser pursuant to the Escrow Agreement) free and clear of all Liens (other than restrictions on transfer arising under applicable state and federal securities Laws or Liens created by or to the extent resulting from actions of Seller).

2.3Closing

.

(a)The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the date that is the later of (x) November 15, 2018 and (y) the third Business Day following the date on which all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Purchaser shall not be required to effect the Closing prior to the second (2nd) Business Day after the end of the Marketing Period.  The date on which the Closing occurs is referred to as the “Closing Date.”

(b)At the Closing,

(i)	Seller shall deliver or cause to be delivered to Purchaser:

(A)an assignment agreement, in a form mutually agreed to in good faith by Seller and Purchaser, conveying to Purchaser the Membership Interests;

(B)the certificate required to be delivered pursuant to Section 7.2(c);

(C)resignations, in a form mutually agreed to in good faith by Seller and Purchaser, effective as of the Closing Date, of the directors of each of Holdco and the Company (other than the Chief Executive Officer of the Company), in each case, requested in writing by Purchaser at least five (5) Business Days in advance of the Closing;

(D)a counterpart signature page to the registration rights agreement, substantially in the form attached to this Agreement as Exhibit A (the “Registration Rights Agreement” ) and the no-hire agreement, substantially in the form attached to this Agreement as Exhibit B (the “No-Hire Agreement” ), in each case, duly executed by Seller or its Affiliate (as applicable);

(E)the Company Debt Payoff Letters;

(F)counterpart signature page to the Escrow Agreement, duly executed by Seller;

(G)written evidence, in a form reasonably satisfactory to Purchaser, of the termination, assignment and novation, release, cancellation, payment or settlement of each Specified Related Party Agreement, effective as of the Closing; and

(H)a duly executed certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B).

(ii)	Purchaser shall:

(A)pay to Seller (or one or more of Seller’s designees) by wire transfer, to an account or accounts designated by Seller prior to the Closing, immediately available funds in an aggregate amount equal to (i) the Closing Cash Payment (as set forth in the Estimated Closing Statement) plus (ii) if Purchaser has delivered the Additional Cash Consideration Notice, the Additional Cash Payment Amount;

(B)deliver the Equity Consideration (minus the Escrow Equity) to Seller in book-entry form (along with evidence in the books and records maintained by the transfer agent for the Purchaser Common Stock reflecting the ownership of the Equity Consideration (minus the Escrow Equity) by Seller);

(C)deliver the LTIP Escrow Shares to the Escrow Agent to be deposited in the LTIP Escrow Account;

(D)deliver the Working Capital Escrow Shares to the Escrow Agent to be deposited in the Working Capital Escrow Account;

(E)deliver to Seller a counterpart signature page to the Registration Rights Agreement and the No-Hire Agreement, in each case, duly executed by Purchaser;

(F)deliver to Seller a counterpart signature page to the Escrow Agreement, duly executed by Purchaser; and

(G)deliver to Seller the certificate required to be delivered pursuant to Section 7.3(c).

2.4Estimated Closing Statement

.

(a)Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement (the “Estimated Closing Statement”) setting forth, together with reasonable supporting detail, (i) Seller’s good-faith estimate of (x) the Net Indebtedness Amount, including specific line items setting forth the Cash Amounts, Indebtedness Amount and Company Transaction Expenses components thereof (the “Estimated Net Indebtedness Amount”), and (y) the Closing Net Working Capital Amount (the “Estimated Closing Net Working Capital Amount”) which, in each case, shall be calculated strictly in accordance with the applicable definitions contained in this Agreement, (ii) on the basis of the foregoing, a calculation of the Closing Cash Payment and (iii) the account or accounts to which Purchaser shall deliver the Closing Cash Payment pursuant to Section 2.3.  Purchaser shall have a reasonable opportunity to review and to discuss the Estimated Closing Statement with Seller prior to the Closing.  Seller shall consider in good faith any comments on the Estimated Closing Statement submitted by Purchaser and Seller may, in its sole discretion, choose to redeliver the Estimated Closing Statement to Purchaser, reflecting any such comments (in which case, such redelivered statement shall constitute the Estimated Closing Statement (it being understood that any such redelivery shall not affect the time of the Closing required hereunder)).

2.5Post-Closing Statements

.

(a)Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Initial Closing Statement”), setting forth, together with reasonable supporting detail, (i) Purchaser’s good-faith calculation of (x) the Net Indebtedness Amount, including the Cash Amounts, Indebtedness Amount and Company Transaction Expenses components thereof, and (y) the Closing Net Working Capital Amount which, in each case, shall be calculated strictly  in accordance with the applicable definitions contained in this Agreement and (ii) on the basis of the foregoing, a calculation of the Cash Purchase Price.

(b)Following the Closing through the date that the Final Closing Statement becomes final and binding, Seller and its Representatives shall be afforded copies of, and reasonable access during normal business hours to review, the books and records of Holdco and its Subsidiaries relevant to, and work papers prepared in connection with, the Initial Closing Statement, and Purchaser shall, and shall cause its Representatives (including Holdco and its Subsidiaries) to, reasonably cooperate with and assist Seller and its Representatives in connection with such review, including by providing copies of and access during normal business hours to, such books, records and work papers and making available personnel to the extent reasonably requested.

2.6Reconciliation of Post-Closing Statement

.

(a)Seller shall notify Purchaser in writing no later than forty-five (45) days after Seller’s receipt of the Initial Closing Statement if Seller, acting in good faith, disagrees with the Initial Closing Statement, which notice shall describe, in reasonable detail, the basis for such disagreement (the “Notice of Disagreement”).  If no Notice of Disagreement is delivered to Purchaser, then the Initial Closing Statement shall become final and binding upon the Parties in accordance with Section 2.6(c).

(b)During the fifteen (15) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c)If at the end of the Resolution Period Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to KPMG LLP or, if such firm is unwilling or unable to serve in such capacity, another nationally recognized independent accounting firm mutually agreeable to Seller and Purchaser (the “Independent Accounting Firm”).  Except as Seller and Purchaser may otherwise agree, all communications between Seller and Purchaser or any of their respective Representatives, on the one hand, and the Independent Accounting Firm, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating Party.  The Parties shall cooperate with the Independent Accounting Firm in its proceedings, including by providing such accounting books and records and working papers of each Party and its independent auditors, as the Independent Accounting Firm may reasonably request; provided that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers.  In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.  The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters indicated in the Notice of Disagreement that remain in dispute that Seller and Purchaser shall have submitted to the Independent Accounting Firm.  Within fifteen (15) Business Days after the Independent Accounting Firm’s engagement, the Independent Accounting Firm shall deliver to Seller and Purchaser a written report setting forth its final determination, in accordance with the procedures set forth in this Section 2.6, of the appropriate amount of each of the matters indicated in the Notice of Disagreement that remain in dispute that Seller and Purchaser shall have submitted to the Independent Accounting Firm.  With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter.  Absent manifest errors, such report of the Independent Accounting Firm shall be conclusive, final and binding on the Parties and enforceable in a court of law, effective as of the date the Independent Accounting Firm’s written determination is received by Seller and Purchaser.  The statements of the Net Indebtedness Amount and Closing Net Working Capital Amount that are final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.6(a) or Section 2.6(b) or to reflect the determination of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to as the “Final Closing Statement.”  All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller and Purchaser.

(d)The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the preparation of the Final Closing Statement, the adjustments provided for in Section 2.5 and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.  After the determination of the Final Closing Statement, none of the Parties shall have the right to make any claim based upon the preparation of the Final Closing Statement or the calculation of the Net Indebtedness Amount or Closing Net Working Capital Amount even if subsequent events or subsequently discovered facts would have affected the determination of the Final Closing Statement or the calculations of the Net Indebtedness Amount or Closing Net Working Capital Amount had such subsequent events or subsequently discovered facts been known at the time of the determination of the Final Closing Statement.

2.7Post-Closing Adjustment

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(a)For purposes of this Agreement, the “Adjustment Amount” means the amount (which may be positive or negative) equal to the Cash Purchase Price minus the Closing Cash Payment.

(b)Within ten (10) Business Days after the Final Closing Statement has become final and binding on the Parties pursuant to Section 2.6(c):

(i)

if the Adjustment Amount is a negative number, Purchaser and Seller shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to release from the Working Capital Escrow Account (A) to Purchaser a number of shares of Purchaser Common Stock equal to (x) the absolute value of the Adjustment

Amount divided by (y) the Post-Closing Average Purchaser Stock Price as of the date (the “Working Capital VWAP Determination Date”) such joint written instruction is delivered to the Escrow Agent (which number of shares shall be specified in such joint written instruction) rounded up to the next whole number; provided that, in the event that there are an insufficient number of shares of Purchaser Common Stock in the Working Capital Escrow Account then (1) such joint written instruction shall direct the Escrow Agent to release to Purchaser all shares of Purchaser Common Stock held in the Working Capital Escrow Account and (2) Seller shall pay (or cause to be paid) to Purchaser an amount in cash equal to the difference between (x) the absolute value of the Adjustment Amount and (y) the number of shares of Purchaser Common Stock delivered to Purchaser pursuant to clause (1) multiplied by the Post-Closing Average Purchaser Stock Price as of the date of such joint written instruction is delivered to the Escrow Agent, by wire transfer of immediately available funds, to an account (or accounts) specified by Purchaser in writing; provided, further, that, if Seller does not pay the amount owed to Purchaser pursuant to clause (2) in the preceding proviso in full within fifteen (15) Business Days after the Final Closing Statement has become final and binding on the Parties pursuant to Section 2.6(c), Purchaser and Seller shall, if Purchaser so requests, deliver a joint written instruction to the Escrow Agent within three (3) Business Days directing the Escrow agent to release from the LTIP Escrow Account to Purchaser a number of shares of Purchaser Common Stock equal to (x) such unpaid amount divided by (y) the Post-Closing Average Purchaser Stock Price as of the Working Capital VWAP Determination Date (and Seller shall promptly deliver a number of shares of Purchaser Common Stock to the Escrow Agent to be deposited in the LTIP Escrow Account equal to the number of shares of Purchaser Common Stock released to Purchaser from the LTIP Escrow Account pursuant to this proviso); and (B) to Seller all remaining shares of Purchaser Common Stock in the Working Capital Escrow Account (for the avoidance of doubt, after giving effect to the foregoing clause (A) (including the release of shares of Purchaser Common Stock provided for therein), if any; or

(ii)

if the Adjustment Amount is a positive number, then (A) Purchaser shall pay (or cause to be paid) the Adjustment Amount in cash to Seller, by wire transfer of immediately available funds, to an account (or accounts) specified by Seller in writing and (B) Purchaser and Seller shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to release from the Working Capital Escrow Account all shares of Purchaser Common Stock held in the Working Capital Escrow Account.

2.8Escrow Account

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(a)At the Closing, Seller and Purchaser shall enter into an escrow agreement (in a customary form for a transaction of the type contemplated by this Agreement that is reasonably agreeable to the Parties) with a nationally recognized banking institution mutually agreeable to the Parties (the “Escrow Agent”, and such escrow agreement, the “Escrow Agreement”), pursuant to which Purchaser will, at the Closing, (i) deliver the LTIP Escrow Shares to the Escrow Agent to be deposited into an account designated by the Escrow Agent solely for such shares (the “LTIP Escrow Account”) and (ii) deliver the Working Capital Escrow Shares to the Escrow Agent to be deposited into an account designated by the Escrow Agent solely for such shares (the “Working Capital Escrow Account”).  The Escrow Agent shall retain (x) LTIP Escrow Shares for the purposes of securing the Parties’ obligations under Section 5.17 and the second proviso of Section 2.7(b)(i)(A) and (y) Working Capital Escrow Shares for the purposes of securing the Parties’ obligations under Section 2.7.  The Escrow Agreement shall provide for the distribution by the Escrow Agent of the LTIP Escrow Shares and the Working Capital Escrow Shares in accordance with the terms of this Agreement (and the Escrow Agreement).  Seller shall be entitled to receive directly from Purchaser all dividends or other distributions (other than any extraordinary dividend or distribution) in respect of the shares of Purchaser Common Stock in the LTIP Escrow Account or the Working Capital Escrow Account, in each case, to the extent such shares of Purchaser Common Stock are held by the Escrow Agent on the applicable record date for such dividend or distribution (or if there is no such record date, on the date of payment) (and the Escrow Agreement shall so provide).  In the event that Purchaser effects any extraordinary dividend or distribution in respect of the shares of Purchaser Common Stock, then Purchaser shall, to the extent that shares of Purchaser Common Stock are held by the Escrow Agent on the applicable record date for such dividend or distribution (or if there is no such record date, on the date of payment), deliver such extraordinary dividend or distribution to the Escrow Agent to be deposited in the LTIP Escrow Account and the Working Capital Escrow Account, as applicable (and, in the event there are an insufficient number of shares of Purchaser Common Stock in the LTIP Escrow Account or Working Capital Escrow Account to satisfy in accordance herewith any amount owed to Purchaser to be satisfied out of the LTIP Escrow Account or Working Capital Escrow Account, as applicable, and therefore Purchaser would otherwise need to satisfy such shortfall with cash, such extraordinary dividend or distribution shall be available to satisfy such shortfall), and, upon the subsequent release (whether to Seller or Purchaser) of any share of Purchaser Common Stock from the LTIP Escrow Account or the Working Capital Escrow Account, as the case may be, and the satisfaction in accordance herewith of any applicable amount owed to Purchaser, the Escrow Agent shall release to Seller such extraordinary dividend or distribution paid in respect of each such share of Purchaser Common Stock so released (and the Escrow Agreement shall so provide).

(b)The Parties agree to treat the Purchaser as the owner of the Escrow Account for all Tax purposes, and the fees and expenses of the Escrow Agent with respect to the Escrow Account shall be borne equally by Seller and Purchaser.

2.9Withholding Rights

.  Purchaser shall be entitled to deduct and withhold from the amounts otherwise payable pursuant this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code.  To the extent that amounts are so deducted and withheld, and timely paid over to the appropriate Governmental

Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.10Company Transaction Expenses; Repayment Indebtedness

.  Substantially concurrently with the Closing, Purchaser shall pay, or cause to be paid by one or more of its Subsidiaries, (x) the Repayment Indebtedness in accordance with the Company Debt Payoff Letters and (y) the Company Transaction Expenses that are payable to third parties set forth on the Estimated Closing Statement in accordance with wire transfer instruction provided to Purchaser by Seller at least two Business Days prior to the Closing.  Seller and Purchaser shall cooperate in good faith to enable Purchaser to effect such payments substantially concurrently with the Closing.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in, or qualified by, any matter set forth in the corresponding numbered section or subsection of the disclosure schedule (provided that any matter disclosed in any section or subsection shall also be deemed to be disclosed for each other section or subsection of this Agreement if the relevance of such disclosure to the other sections or sub-sections is reasonably apparent on its face) delivered to Purchaser prior to the execution of this Agreement (the “Disclosure Schedule”), Seller hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date (except for representations and warranties that are expressly made as of a specified date, which shall only be made as of such date) as follows (it being understood and agreed that none of the representations and warranties set forth in this Article III shall be construed as a covenant):

3.1Organization and Qualification; Company Subsidiaries; Organizational Documents

.

(a)Holdco is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The Company has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where such failure, individually or in the aggregate, would not have, or would not be reasonably expected to have, a Company Material Adverse Effect.  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)Section 3.1(b) of the Disclosure Schedule contains a complete and accurate list, as of the date of this Agreement, of the name and jurisdiction of organization of each Subsidiary of the Company (each, a “Company Subsidiary”).  Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization.  Each Company Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where such failure, individually or in the aggregate, would not have a Company Material Adverse Effect.

(c)Except for the capital stock or other voting securities of, or ownership interests in, the Company and Company Subsidiaries, Holdco does not directly or indirectly own any capital stock or other voting securities of, or ownership interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other Person.

(d)Prior to the date hereof, Seller has made available to Purchaser a complete and correct copy of the Organizational Documents of Holdco and the Company in effect on the date hereof.  Except as would not have a Company Material Adverse Effect, none of Holdco, the Company or any Company Subsidiary is in violation of any of the provisions of its Organizational Documents.

3.2Capitalization

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(a)The Membership Interests represent all of the issued and outstanding membership interests or other equity or voting securities of Holdco and are solely owned by Seller, free and clear of all Liens (other than any Liens under applicable securities Laws or Holdco’s Organizational Documents).  The Membership Interests are duly authorized and validly issued in accordance with all applicable Laws, are fully paid and non-assessable and are free of any preemptive rights.  There are no restrictions on or Contracts with respect to the voting or registration rights of the Membership Interests, including any proxies or voting trusts.

(b)The Company Shares are duly authorized and validly issued in accordance with all applicable Laws, are fully paid and non-assessable and are free of any preemptive rights.  The Company Shares represent all of the issued and outstanding shares of capital stock or other equity or voting securities of the Company and are solely owned by Holdco free and clear of all Liens (other than any Liens under applicable securities Laws or the Company’s Organizational Documents).  There are no restrictions on or Contracts with respect to the voting rights of the Company Shares, including any proxies or voting trusts.

(c)Except as would not be material to the Company and its Subsidiaries, taken as whole, (i) all of the outstanding capital stock or other voting securities of, or ownership interests in, each Company Subsidiary are duly authorized validly issued in accordance with all applicable Laws, are fully paid and non-assessable and are free of any preemptive rights and (ii) there are no restrictions on or Contracts, arrangements or understandings with respect to the capital stock or other voting securities of, or ownership interests in, each Company Subsidiary, including any proxies or voting trusts.

(d)Except for the Membership Interests, the Company Shares and as set forth in Section 3.2(d) of the Disclosure Schedule, there are no outstanding (i) shares of capital stock or voting securities of Holdco, the Company or any Company Subsidiary, (ii) options, warrants, units or other securities or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued equity interests of Holdco, the Company or any Company Subsidiary or obligating Holdco, the Company or any Company Subsidiary to issue or sell any capital stock or other voting securities of, or ownership interests in (or any securities convertible into or exchangeable for such equity interests), the Company or any Company Subsidiary or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in Holdco, the Company or any Company Subsidiary ((i)-(iii), collectively, together with the Membership Interests, the Company Shares and outstanding shares of capital stock or voting securities, or ownership interests in, each Company Subsidiary, the “Securities”).

(e)There are no outstanding contractual obligations of Holdco, the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any equity securities of Holdco, the Company or any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company, any Company Subsidiary or any other Person.  Each outstanding equity security of each Company Subsidiary is owned by the Company or another Company Subsidiary free and clear of all Liens (other than any Liens under applicable securities Laws or such Company Subsidiary’s Organization Documents).

3.3Authority Relative to this Agreement

.  Seller has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Sale.  The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the Sale have been duly and validly authorized by all necessary limited liability company action, and no other proceedings on the part of Seller, Holdco or the Company are necessary to authorize this Agreement or to consummate the Sale.  This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditor rights generally, now or hereafter in effect, and to general principles of equity regardless of whether such enforceability is considered in an Action in equity or at law (the “Enforceability Exceptions”).

3.4No Conflict; Required Filings and Consents

.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required for the execution, delivery or performance by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby, except (a) compliance with any applicable requirements of the HSR Act, (b) compliance with any Permits relating to the Business set forth on Section 3.4(b) of the Disclosure Schedule, (c) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates or (d) any such other filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to prevent or delay beyond the Outside Date the consummation of the transactions contemplated by this Agreement or have, individually or in the aggregate, a Company Material Adverse Effect.  Assuming compliance with the items described in the preceding sentence, neither the execution, delivery or performance of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective Organizational Documents of Seller or Holdco or any of its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default or give rise to the creation of any Lien (except Permitted Liens), or any right of termination, amendment, cancellation or acceleration, in each case, under, any of the terms, conditions or provisions of any Contract or Permit to which Holdco or any of its Subsidiaries or any of their respective properties or assets are bound or affected by, or (iii) violate any Law applicable to Holdco or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to (a) prevent or delay beyond the Outside Date the consummation of the Sale or (b) have, individually or in the aggregate, a Company Material Adverse Effect.

3.5Permits; Compliance

.

(a)Each of Holdco, the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, certifications, approvals and orders of any Governmental Entity of competent jurisdiction necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on the Business (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, would not reasonably be expected to (i) prevent or delay beyond the Outside Date the consummation of the Sale or (ii) have a Company Material Adverse Effect.  No suspension or cancellation of any such Permit is pending or, to the Knowledge of the Company, threatened, and there have occurred no defaults under, or events giving rise to a right of termination, amendment or cancellation of any such Permit (with or without notice, the lapse of time or both), except where the failure to have, or the suspension or cancellation of any of the Permits, individually or in the aggregate, would not reasonably be expected to (A) prevent or delay beyond the Outside Date the consummation of Sale or (B) have a Company Material Adverse Effect.

(b)Holdco, the Company and the Company Subsidiaries are, and have been since January 1, 2016, in compliance with all Laws applicable to Holdco, the Company or any Company Subsidiary or by which any property or asset of Holdco, the Company or any Company Subsidiary is bound or affected, or any Permit to which Holdco, the Company or any Company Subsidiary is a party or by which Holdco, the Company or any Company Subsidiary or any property or asset of Holdco, the Company or any Company Subsidiary is bound, except for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to (i) prevent or delay beyond the Outside Date the consummation of the Sale or (ii) have a Company Material Adverse Effect.  As of the date of this Agreement, none of Holdco, the Company or the Company Subsidiaries has received any written notice from any Governmental Entity of competent jurisdiction alleging that it is not in compliance in all material respects with any Law, except as, individually or in the aggregate, would not reasonably be expected to (A)

prevent or delay beyond the Outside Date the consummation of the Sale or (B) be material to Holdco and its Subsidiaries, taken as a whole.

3.6Financial Statements; Liabilities

.

(a)Holdco has provided to Purchaser true, accurate and complete copies of the audited consolidated financial statements of the Company, which are composed of the audited consolidated balance sheet as of December 31, 2017, December 31, 2016 and December 31, 2015 and the related consolidated statements of operation, comprehensive income, changes in stockholder’s equity (deficit) and cash flows for the years the ended, and the related notes thereto (the “Annual Financial Statements”) and (ii) the unaudited balance sheet of the Company as of June 30, 2018 (the “Company Balance Sheet”) and June 30, 2017 and the related unaudited statements of operations and cash flows for the three and six month periods then ended (the “Interim Financial Statements”; together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the consolidated financial position, results of operations, cash flows and stockholders’ equity of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods referred to therein, subject, in the case of Interim Financial Statements, to the absence of footnotes and to normal year-end adjustments, which are not expected, individually or in the aggregate, to be material.

(b)Except as and to the extent specifically set forth, reserved against or reflected on the Company Balance Sheet, none of Holdco, the Company or any Company Subsidiary has any Liabilities of a nature required to be disclosed on the face of a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or that would be required to be so disclosed but for the contingency or inestimability thereof, except for (i) Liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) Liabilities that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect and (iii) Company Transaction Expenses.

(c)The Company maintains a system of internal controls over financial reporting and accounting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.7Absence of Certain Changes or Events

.  Since the date of the Company Balance Sheet, (a) except for the transactions contemplated hereby, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects, (b) there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a

Company Material Adverse Effect and (c) to the date of this Agreement, none of Holdco, the Company or any Company Subsidiary has taken any action that, if taken between the date hereof and the Closing without Purchaser’s written consent, would constitute a breach of clauses (i) through (xi), (xx) or (xxi) of Section 5.1(a)(y).

3.8Litigation

.  There is no (a) Action pending, or (b) to the Knowledge of the Company, inquiry or investigation pending or Action threatened against Holdco, the Company or any Company Subsidiary (including any of their respective officers, directors or employees (in their capacity as such) or any of their respective properties or assets), in each case, which would, individually or in the aggregate, reasonably be expected to (i) prevent or delay beyond the Outside Date the consummation of the Sale or (ii) have a Company Material Adverse Effect. None of Holdco, the Company or any Company Subsidiary, or any property or asset of Holdco, the Company or any Company Subsidiary is subject to any consent decree, settlement agreement or similar written agreement between any of Holdco, the Company or any Company Subsidiary and any Governmental Entity of competent jurisdiction, in each case, that is adverse to Holdco, the Company or any Company Subsidiary, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity of competent jurisdiction, in each case, that would, individually or in the aggregate, reasonably be expected to (A) prevent or delay beyond the Outside Date the consummation of the Sale or (B) cause a Company Material Adverse Effect.

3.9Employee Benefit Plans

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(a)Section 3.9(a) of the Disclosure Schedule lists all Company Benefit Plans as of the date of this Agreement (except for any Company Benefit Plan for which Purchaser, the Company and the Company Subsidiaries are not assuming any liability). “Company Benefit Plans” shall mean: (i) all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention or other material benefit plans, programs or arrangements, and all employment, termination, severance or retention Contracts to which the Company or any ERISA Affiliate is a party (except for offer letters that provide for employment that is terminable at will and without material cost or liability to the Company or the Company Subsidiaries), with respect to which the Company or any ERISA Affiliate has or could have any material obligation or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former Service Provider of the Company or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any material consulting contracts, arrangements or understandings between the Company or any Company Subsidiary and any natural person consultant of the Company or any Company Subsidiary (all Company Benefit Plans, excluding Company Benefit Plans not subject to U.S. Law, the “US Benefit Plans”). The Company has made available to Purchaser a true and complete copy of each Company Benefit Plan (or a true and complete summary of the material terms thereof) and has made available to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Company Benefit Plan, including as applicable (a) a copy of each trust or other funding arrangement, (b) the most recent summary plan description and summary of material modifications, (c) annual reports on Internal Revenue

Service (“IRS”) Form 5500 for the most recent two (2) plan years, (d) the most recently received IRS determination letter for each such Company Benefit Plan, and (e) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the ordinary course of business, or (iii) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law.

(b)No Company Benefit Plan is (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iii) a plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(c)(i) None of the Company Benefit Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former Service Provider, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state law.  (ii) Except as set forth in Section 3.9(c) of the Disclosure Schedule, the execution of this Agreement and/or the consummation of the Sale (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration), none of the Company Benefit Plans, or any other Contract, plan or arrangement covering any Service Provider (A) will entitle any Person to any payment (including any separation, severance, retention, termination or similar-type benefits), forgiveness of indebtedness, vesting, distribution, benefit or increase in benefits, (B) will otherwise trigger any acceleration (of vesting or payment of benefits or otherwise), (C) will trigger any obligation to fund any Company Benefit Plan or (D) obligate the Company, any Company Subsidiary or any other Person to make any payment or provide any benefit in connection with a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change. (iii) No current or former Service Provider is entitled to receive a gross-up payment from the Company with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(d)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) each Company Benefit Plan has been operated in all respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code; (ii) the Company, the Company Subsidiaries, and any other relevant parties have performed all obligations required to be performed by them and are not in default under or in violation of, and, to the Knowledge of the Company, there is no default or violation by any party to, any Company Benefit Plan; and (iii) as of the date of this Agreement, no Action is pending or, to the Knowledge of the Company, Action or investigation threatened with respect to any Company Benefit Plan (other than routine claims for benefits in the ordinary course of business).

(e)Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination, notification or advisory letter from the IRS covering all of the provisions applicable to such Company Benefit Plan for which such letters are currently available that such Company Benefit Plan is so qualified, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan, and each trust established in connection with any such Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan. No Company capital stock is used as a funding vehicle or otherwise permitted as an investment option with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(f)There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any US Benefit Plan.  Neither the Company nor any Company Subsidiary has incurred any material Liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any material Liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or “multiple employer plan” (within the meaning of Section 413(c) of the Code), and, to the Knowledge of the Company, no fact or event exists that could give rise to any such Liability (including with respect to any ERISA Affiliate).  As of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, the United States Department of Labor, or other Governmental Entity of competent jurisdiction with respect to any Company Benefit Plan. All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made on or before their due dates, except as would not result in material liability to the Company or any of the Company Subsidiaries.

(g)Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has complied at all times and in all material respects with Section 409A of the Code with respect to its form and operation unless otherwise exempt.

(h)There are no outstanding loans or other extensions of credit made by the Company or any of the Company Subsidiaries to any Service Provider.

(i)Notwithstanding any other provision of this Agreement, other than with respect to those representations and warranties to the extent applicable in Sections 3.5(b), 3.6, 3.8, 3.10, 3.13 and 3.15(iv) and (vii) (solely with respect to such Material Contracts), the representations and warranties contained in the foregoing subsections of this Section 3.9 are the sole and exclusive representations and warranties of Seller relating to employee benefit matters of any kind.

3.10Labor and Employment Matters

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(a)As of the date of this Agreement, there are no material controversies pending or, to the Knowledge of the Company, threatened between the Company or any Company Subsidiary and any current or former Service Providers.

(b)As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary (a “Collective Bargaining Agreement”); to the Knowledge of the Company no Service Provider is represented by any union, works council, or any other labor organization; and, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any Service Providers.

(c)As of the date of this Agreement, there are no grievances filed pursuant to any Collective Bargaining Agreement currently pending against the Company or any Company Subsidiary; nor are there any unfair labor practice complaints pending, or, to the Knowledge of the Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Entity of competent jurisdiction, or any current union representation questions or organization efforts involving current or former Service Providers.

(d)Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, all Service Providers who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or a Company Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be.

(e)Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, all individuals who are or were performing services for the Company or any Company Subsidiary have been correctly classified by the Company or a Company Subsidiary in all material respects as “exempt” or “non-exempt” from all applicable wage and hour Laws, including Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(f)As of the date of this Agreement, there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any Service Providers. No consent of any labor union is required to consummate the Sale. There is no obligation to inform, consult or obtain consent in advance of or simultaneously with the Sale of any works council, employee representatives or other representative bodies in order to consummate the Sale, except as set forth on Section 3.10(f) of the Disclosure Schedule

(g)Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, there is no charge or other Action pending or, to the Knowledge of the Company, Action or investigation threatened before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Entity of competent jurisdiction with respect to the employment practices of the Company or any Company Subsidiary, except as described on Section 3.10(g) of the Disclosure Schedule. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any the EEOC or any other Governmental Entity of competent jurisdiction relating to employees or employment practices. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2017 to the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Entity of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and to the Knowledge of the Company, no such investigation or inquiry is in progress.

(h)Seller has made available to Purchaser a list of each employee, independent contractor and consultant that provides services to the Company or any Company Subsidiary, and the location in which each such employee, independent contractor and consultant is based and primarily performs his or her duties or services. As of the date of this Agreement, no Service Provider who is an officer or employee of the Company or any Company Subsidiary holding the position of Vice President or above has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship or status as an employee, independent contractor or consultant of the Company or the Company Subsidiary for any reason, including because of the consummation of the Sale, and, except as set forth in Section 3.10(h)(i) of the Disclosure Schedule, which the Company shall have the option to update during the ten (10) days following the date of this Agreement, the Company and all Company Subsidiaries have no plans or intentions as of the date hereof to terminate any employee, independent contractor or consultant holding the position of Vice President or above or, to the Knowledge of the Company, whose annual base compensation is greater than $175,000. Section 3.10(h)(ii) of the Disclosure Schedule sets forth a complete and accurate schedule, including offer date, position, location, base salary, wage rate or commission opportunity, target bonus opportunity and any other promised compensation, of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary as of the date of this Agreement.

(i)Notwithstanding any other provision of this Agreement, other than with respect to those representations and warranties to the extent applicable in Sections 3.5(b), 3.6, 3.8, 3.9, 3.13 and 3.15(iv) and (vii) (solely with respect to such Material Contracts), the representations and warranties contained in the foregoing subsections of this Section 3.10 are the sole and exclusive representations and warranties of Seller relating to labor and employment matters of any kind.

3.11Property and Leases

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(a)Neither the Company nor any Company Subsidiary owns any real property.

(b)Section 3.11(b) of the Disclosure Schedule sets forth a complete and accurate list as of the date of this Agreement of all leases, subleases and other occupancy agreements (collectively, “Real Property Leases”) of real property occupied by the Company or any Company Subsidiary (each, a “Company Leased Real Property”) to which the Company or any Company Subsidiary is a party.  All Real Property Leases of Company Leased Real Property, and all amendments and modifications thereto, are in full force and effect and have not been modified or amended, and there exists no default under any such Real Property Lease by the Company or any Company Subsidiary, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Company Subsidiary, except as would not reasonably be expected to prevent or delay beyond the Outside Date consummation of the Sale and as, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries, as applicable, have valid leasehold interests, licenses or occupancy rights in all Company Leased Real Property, free and clear of all Liens (except Permitted Liens).  Except as would not reasonably be expected to prevent or delay beyond the Outside Date consummation of the Sale and as would not, individually or in the aggregate reasonably be expected to be material to Holdco and its Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has made any alterations, additions or improvements to the Company Leased Real Property that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable lease term. The portions of the Company Leased Real Property that the Company or the Company Subsidiaries are required to maintain under the Real Property Leases are in good operating condition and repair and are fit for all purposes for which they are presently used in all material respects.  Neither the Company nor any Company Subsidiary has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Company Leased Real Property or any portion thereof or interest therein, and to the Knowledge of the Company, no such proceedings are threatened or proposed.  To the Knowledge of the Company, the Company Leased Real Property is not subject to any special assessment nor zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Sale or that seeks to impose any material legal restraint on or prohibition against or limit the Company’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement with respect to the Company Leased Real Property.

(c)Except as set forth in Section 3.11(c) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any other person any rights to use, occupy or possess any part of the Company Leased Real Property.  Neither the Company nor any Company Subsidiary has collaterally assigned or granted any other Lien (other than Permitted Liens) in the Company Leased Real Property.

3.12Intellectual Property

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(a)As of the date of this Agreement, Section 3.12(a) of the Disclosure Schedule contains a complete and accurate list of all Registered Company Intellectual Property, in each case listing, as applicable, (i) the jurisdiction where the application/registration is located (or, for Domain Names, the applicable registrar), (ii) the beneficial and registered owner of, or applicant for, such Intellectual Property, (iii) the application or registration number and (iv) the filing date or issuance/registration/grant date.

(b)The Company and the Company Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to the Registered Company Intellectual Property, except in each case as the Company or a Company Subsidiary has elected in its reasonable business judgment to abandon or permit to lapse a registration or application.  Except as would not reasonably be expected to have a Company Material Adverse Effect, all Registered Company Intellectual Property is valid, subsisting and enforceable.  The Company has filed all currently or previously required affidavits, responses, recordations, certificates and other documents and taken all currently or previously required actions for the purposes of obtaining, maintaining, perfecting, preserving and renewing the Registered Company Intellectual Property and, except where the failure to do so would not have a Company Material Adverse Effect, its validity and enforceability.  The Company and the Company Subsidiaries have complied with all applicable rules, policies, and procedures of the United States Patent and Trademark Office, United States Copyright Office, and any applicable foreign Governmental Entities with respect to each item of Registered Company Intellectual Property, to the extent that compliance affects the enforceability or validity of such Registered Company Intellectual Property.

(c)Since January 1, 2016, all Trademarks included in the Registered Company Intellectual Property have been in use sufficient to maintain the registrability of such Trademarks, except where the failure to do so would not have a Company Material Adverse Effect.

(d)Except as set forth in Section 3.12(d) of the Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by any decree, judgment, order, settlement agreement, or arbitral award that requires the Company or any Company Subsidiary to grant to any third party any license, covenant not to sue, immunity or other right with respect to any Owned Company Intellectual Property.

(e)Since January 1, 2016, no Registered Company Intellectual Property has been adjudged invalid or unenforceable in whole or in part, in each case, by any Governmental Entity or is or has been involved in any interference, reissue, reexamination, opposition, cancellation or other proceeding, including any proceeding regarding invalidity or unenforceability, in the United States or any foreign jurisdiction, and, except as would not reasonably be expected to have a Company Material Adverse Effect, no such action is pending or, to the Knowledge of the Company, has been threatened in any written communication delivered to the Company or any Company Subsidiary.

(f)The Company and Company Subsidiaries have, in accordance with the applicable Law of each relevant jurisdiction, taken reasonable steps consistent with industry standards to protect their rights in and to their Trade Secrets, including by not making any disclosure of Trade Secrets except under written confidentiality obligations (other than former Trade Secrets intentionally publicly disclosed by the Company without confidentiality obligations in its reasonable business judgment), in each case, except as would not reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, there has been no (i) misappropriation or unauthorized disclosure of any material Trade Secret included in the Owned Company Intellectual Property or (ii) breach of any obligations of confidentiality with respect to the Company Owned Intellectual Property.  The Company and Company Subsidiaries are in compliance in all material respects with and have not breached in any material respect any contractual obligations to protect the Trade Secrets of third parties in accordance with the terms of any Contracts relating to such third party Trade Secrets.

(g)Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no facts or circumstances that would reasonably be expected to render invalid or unenforceable any of the material Intellectual Property Rights included in the Owned Company Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  As of the date hereof, there are no facts or circumstances with respect to the title to the Owned Company Intellectual Property that would reasonably be expected to adversely affect, limit, restrict, impair, or impede the ability of the Company and the Company Subsidiaries to use and practice such Owned Company Intellectual Property from and after the Closing in substantially the same manner in which it was used prior to the Closing, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.  Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written notice of any Action or investigation challenging the validity or enforceability of any of the Intellectual Property Rights included in the Owned Company Intellectual Property, or containing any threat on the part of any person to bring an Action or investigation that any of the Intellectual Property Rights included in the Owned Company Intellectual Property are unenforceable or have been misused, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(h)Since January 1, 2016, each employee, consultant and contractor of the Company or any Company Subsidiary who is or was involved in the development of any material Company Products has executed and delivered to the Company or a Company Subsidiary, and the Company or a Company Subsidiary has in its possession, a valid and enforceable proprietary information, confidentiality and assignment agreement that, to extent permitted by applicable Law, presently assigns to the Company and/or a Company Subsidiary all of the employee’s right, title and interest in and to Intellectual Property and Intellectual Property Rights that are developed by the employees in the course of their employment, and, with respect to consultants or contractors, all Intellectual Property and Intellectual Property Rights that are developed by such consultants or contractors in the course of performing services for the Company or any Company Subsidiary (each, an “Employee IP Agreement”).  Since January 1, 2016, no person who is or was an employee, officer, consultant or contractor of the Company or any Company Subsidiary involved in the development of any material Owned Company Intellectual Property is in default or breach of any term of any Employee IP Agreement, non-disclosure agreement, assignment agreement, or similar Contract relating to Intellectual Property or Intellectual Property Rights entered into between such employee, officer, consultant or contractor and the Company or any Company Subsidiary in connection with such individual’s employment or other engagement with the Company or any Company Subsidiary, except where such default or breach would not reasonably be expected to have a Company Material Adverse Effect.  No current or former employee, consultant or contractor of the Company or any Company Subsidiary has or claimed in writing any ownership interest, in whole or in part, whether or not currently exercisable, in any material Owned Company Intellectual Property.  All assignments of issued Patents included in the Registered Company Intellectual Property to the Company or any Company Subsidiary have been duly executed and recorded with the appropriate Governmental Entities, except where a failure to do so would not reasonably be expected to have a Company Material Adverse Effect.

(i)To the Knowledge of the Company, no third party is infringing, misappropriating, using or disclosing without authorization or otherwise violating or has infringed, misappropriated, used or disclosed without authorization or otherwise violated any Intellectual Property Rights included in the Owned Company Intellectual Property or exclusively licensed to the Company or any Company Subsidiary.  Since January 1, 2016, neither the Company nor any Company Subsidiary has commenced any Action with respect to infringement, misappropriation or other violation of any Intellectual Property Rights included in the Owned Company Intellectual Property or exclusively licensed to Company or any Company Subsidiary against any third party.  Since January 1, 2016, neither the Company nor any Company Subsidiary has received any written notice of any Action or investigation challenging the Company’s or any Company Subsidiary’s ownership of any Intellectual Property Rights included in the Owned Company Intellectual Property or claiming that any other person has any claim of legal or beneficial ownership with respect thereto.

(j)Neither the conduct of the Business, nor the development, manufacture, sale, licensing or use of any of the Company Products, has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Intellectual Property Rights of any third party.  Since January 1, 2016, the Company and the Company Subsidiaries have not received any written notice of any Action or investigation and are not party to any pending or, to the Knowledge of the Company, threatened Action related to (i) any such alleged infringement, misappropriation or other violation from any third party, (ii) any challenge from a third party regarding the registrability, scope, validity or enforceability of any Owned Company Intellectual Property or (iii) any challenge from a third party contesting the Company’s or any of its Subsidiaries’ ownership of any of the Owned Company Intellectual Property.

(k)The Company and the Company Subsidiaries solely and exclusively own all right, title and interest in and to the Owned Company Intellectual Property, and hold their respective to all other Company Intellectual Property, in each case free and clear of all Liens other than Permitted Liens, and have not exclusively licensed (under any Contract in effect as of the date of this Agreement) any such Owned Company Intellectual Property to any third party.  The Company and the Company Subsidiaries have the license or right to use all other material Company Intellectual Property used in the Business as conducted on the date hereof.

(l)Except as would not reasonably be expected to have a Company Material Adverse Effect, the Owned Company Intellectual Property and other Company Intellectual Property (i) constitute all of the Intellectual Property and Intellectual Property Rights used in the Business on the date hereof and (ii) are sufficient to conduct the Business as conducted on the date hereof.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the consummation of the Sale will not result in the breach or termination of, or trigger or accelerate any right or obligation under, any Contract regarding Company Intellectual Property.

(m)Subject to the Enforceability Exceptions, each License Contract is valid, binding and in full force and effect with respect to the Company or the relevant Company Subsidiary and, to the Knowledge of the Company, the other party thereto.  Neither the Company nor the relevant Company Subsidiary is in material default under any License Contract and, to the Knowledge of the Company, none of the other parties to any License Contract is in material default thereunder.

(n)As of the date of this Agreement, the Company and Company Subsidiaries are in compliance in all material respects with the terms and conditions of the licenses for Open Source that are incorporated into any Company Product.  No Company Product contains, is derived from, is distributed with or is being or was developed using Open Source in a manner that imposes a requirement or condition that any Company Product or part thereof (other than the Open Source itself):  (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; (C) be redistributable at no charge or (D) be licensed under terms that allow reverse engineering, reverse assembly or disassembly.  Except as would not have a Company Material Adverse Effect, no proprietary source code of the Company has been disclosed, or released from escrow, to a third party or will be required to be disclosed or released as a result of the consummation of this Agreement or the transactions contemplated hereby.

(o)Section 3.12(o) of the Disclosure Schedule contains a list of all standards-setting organizations, industry bodies and consortia, and other multi-party special interest groups in which Company or any Company Subsidiary is currently participating, or in which Company or any Company Subsidiary has participated since January 1, 2016, to the extent that such past participation imposes or purports to impose any continuing obligations on Company or any Company Subsidiary (or, following the Closing, on Purchaser) with respect to licensing or granting of any Intellectual Property Rights included in the Owned Company Intellectual Property (other than licenses that survive with respect to the Copyright in contributions made during such past participation).

(p)“Company Products” shall mean all products and services of the Company or Company Subsidiaries that the Company or Company Subsidiaries currently make publicly or commercially available.  The Company and Company Subsidiaries have taken commercially reasonable steps in accordance with generally accepted industry standards to identify (and, as deemed appropriate by the Company or Company Subsidiaries, to address) material defects, bugs, and errors in the Software included within the Company Products or Systems.  Except as would not reasonably be expected to have a Company Material Adverse Effect, the Software included in the Company Products or Systems does not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines intentionally designed to permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, Software, data or other materials by a third party.  Except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Systems owned, controlled or maintained by the Company or any of its Subsidiaries and, to the Knowledge of the Company, the Systems owned, controlled or maintained by third parties, are fully functional and operate and perform in all respects in accordance with their documentation and functional specifications and otherwise in a manner that permits the Company and each of its Subsidiaries to conduct their respective businesses in the manner in which they are currently conducted, (ii) there has been no unauthorized use, access, interruption, modification or corruption of the Systems owned, controlled or maintained by the Company or any of its Subsidiaries and, to the Knowledge of the Company, the Systems owned, controlled and maintained by third parties (or any information or data stored therein or transmitted thereby) and (iii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Systems owned, controlled or maintained by the Company or any of its Subsidiaries (and all information or data stored therein or transmitted thereby).

(q)As of the date of this Agreement, the Company and each Company Subsidiary have complied since January 1, 2016, and are in compliance, in each case, in all material respects (i) with applicable Laws and (ii) with their respective privacy policies; in each case, relating to the use, collection, disclosure and transfer of the personally identifiable information of Company Product customers and such customers’ end-users.

(r)The Company and each Company Subsidiary has implemented and maintains a commercially reasonable security plan that (i) identifies internal and external risks to the security of its confidential information, including personally identifiable information, (ii) implements reasonable administrative, electronic and physical safeguards to control the identified risks and (iii) maintains notification procedures in compliance with applicable Law in the case of any breach of security compromising data containing personally identifiable information.  Since January 1, 2016, neither the Company nor any Company Subsidiary has experienced any material breach of security or other material unauthorized access by any third party to confidential information, including personally identifiable information, within the Company’s or Company Subsidiary’s control, except where such breach or unauthorized access would not reasonably be expected to have a Company Material Adverse Effect.

3.13Taxes

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(a)All Income Tax and other material Tax Returns required to be filed by any of Holdco, the Company or any of the Company Subsidiaries have been timely filed.  Such Tax Returns are true, complete and correct in all material respects.  All Taxes shown as due and owing on all such Tax Returns and all material Taxes due and owing by any of Holdco, the Company or any of the Company Subsidiaries (whether or not shown on any Tax Return) have been timely paid, except for Taxes being contested in good faith and for which adequate reserves have been established on the Company Balance Sheet in accordance with GAAP.

(b)All Specified Current Taxes that are not paid as of the Closing will have been taken into account as an item of the Net Indebtedness Amount under Section 2.5.

(c)There are no Liens for material Taxes upon any assets of Holdco, the Company or any of the Company Subsidiaries other than Permitted Liens.

(d)Each of Holdco, the Company and the Company Subsidiaries has duly and timely withheld or collected all material Taxes that Holdco, the Company or any of the Company Subsidiaries, as applicable, were required by Law to withhold or collect, and each has duly and timely paid over to the appropriate Governmental Entity such Taxes to the extent due and payable, and has complied in all material respects with all information reporting and backup withholding provisions of applicable Law in respect thereto.

(e)(i) The charges, accruals and reserves for Taxes with respect to Holdco, the Company and the Company Subsidiaries reflected on the books of Holdco, the Company and the Company Subsidiaries (excluding any provision for deferred income Taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover Tax Liabilities accruing through the end date of the last period for which Holdco, the Company and the Company Subsidiaries ordinarily record items on their respective books; (ii) since the end date of the last period for which Holdco, the Company and the Company Subsidiaries ordinarily record items on their respective books, none of Holdco, the Company and any of the Company Subsidiaries has engaged in any transaction, or taken any other action, other than in the ordinary course of business or pursuant to any transaction contemplated by this Agreement, that would materially decrease any Tax asset or materially increase any Tax Liability of Holdco, the Company and the Company Subsidiaries, taken as a whole; and (iii) all information set forth in the Company Balance Sheet (including any notes thereto) relating to Tax matters is true and complete in all material respects.

(f)None of Holdco, the Company and any of the Company Subsidiaries (A) is currently the subject of, or has received written notice in the prior two-year period ending on the date hereof, of any intended commencement of, any material Tax Proceeding by any Tax Authority with respect to any taxable period or (B) has been the subject of any material Tax Proceeding by any Tax Authority in the two-year period ending on the date hereof with respect to any Pre-Closing Tax Periods. None of Holdco, the Company and any of the Company Subsidiaries has received from any Tax Authority (including a Tax Authority responsible for Taxes in a jurisdiction where such Company or Company Subsidiary has not filed Tax Returns) in the two-year period ending on the date hereof any written (i) notice indicating an intent to open a Tax Proceeding or other review or request for information, in each case, related to material Tax matters, or (ii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against any of Holdco, the Company or the Company Subsidiaries.

(g)None of Holdco, the Company and any of the Company Subsidiaries has waived or granted an extension of any statutes of limitations in respect of any material Taxes or material Tax Returns (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension remains in effect.  No waiver extending the statutory period of limitations applicable to any material Tax Returns of Holdco, the Company or any of the Company Subsidiaries has been requested in writing by any Tax Authority, which waiver remains in effect.

(h)All deficiencies asserted, or assessments made, against Holdco, the Company, or any Company Subsidiary as a result of any examinations by any Taxing Authority in respect of material Taxes have been fully paid, resolved, or withdrawn.

(i)No private letter rulings, technical advice memoranda or similar agreements materially affecting the Tax Liability of Holdco, the Company or any Company Subsidiary following the Closing have been requested, entered into or issued by any Tax Authority with respect to Holdco, the Company or a Company Subsidiary.

(j)During the two-year period ending on the date hereof, none of Seller, Holdco, the Company, any of the Company Subsidiaries or any Affiliate of Seller has, to the extent it has affected, may affect or may relate to Holdco, the Company or any of the Company Subsidiaries, made or changed any Tax election, changed any annual Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, or surrendered any right to claim a Tax refund, offset or other reduction in Tax Liability.

(k)Seller has delivered or made available to Purchaser correct and complete copies of all U.S. federal Income Tax Returns for all taxable periods ending on or after December 31, 2015.

(l)Neither Holdco, the Company nor any Company Subsidiary has been included in any “affiliated,” “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns for which Synchronoss Technologies, Inc., Holdco, the Company or any Company Subsidiary is or was the common parent), and neither Holdco, the Company nor any Company Subsidiary has any material Liability for, or obligation to contribute to the payment of, any Tax of any Person other than Holdco, the Company or a Company Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(m)Neither Holdco, the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing) or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Sale.

(n)None of Holdco, the Company and any Company Subsidiary will be required to include for a taxable period (or portion thereof) beginning after the Closing Date any material item of income in, or exclude any material item of deduction from, taxable income for such period as a result of any:

(i) distributions from an entity that is fiscally transparent for Tax purposes;

(ii) closing agreement executed under Section 7121 of the Code (or any comparable provision of state, local or non-U.S. Tax Law) or any other agreement executed in connection with the settlement of an audit by a Tax Authority or of any other Tax Proceeding, in each case prior to the Closing;

(iii) item of income that economically accrued and was accounted for prior to the Closing, by reason of the installment method of accounting, the completed contract method of accounting, open transaction doctrine or otherwise;

(iv) prepaid amount received on or prior to the date hereof outside the ordinary course of business;

(v) intercompany transaction or excess loss account described in the U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law); or

(vi) election under Section 108(i) of the Code made prior to the Closing Date.

(o)(i) No written claim has been made by any Tax Authority in a jurisdiction where Holdco, the Company or any Company Subsidiary has not filed a Tax Return that it is or may be subject to Tax by or in such jurisdiction; (ii) each of Holdco, the Company and the Company Subsidiaries is, and has always been, resident for Tax purposes in the jurisdiction in which it is incorporated and is and has not been treated (including pursuant to any tax treaty or agreement) as resident in any other jurisdiction for any Tax purposes; and (iii) none of Holdco, the Company or the Company Subsidiaries has or has ever had a branch, agency, place of business or permanent establishment outside its country of incorporation.

(p)Neither Holdco, the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or indemnity agreement, Tax Sharing Agreement or any similar arrangement the principal purpose of which is the sharing or allocating of Liabilities for Taxes (in each case, other than (i) any such agreement solely among any of Holdco, the Company and/or one or more of the Company Subsidiaries or (ii) any indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purpose of which does not relate to Taxes).

(q)Neither Holdco, the Company nor any Company Subsidiary has engaged in a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).

(r)None of the Company or the Company Subsidiaries is a party to any joint venture, partnership, or other arrangement or contract with any third party that is treated as a partnership for federal income tax purposes.

(s)Section 3.13(s) of the Disclosure Schedule sets forth the entity classification for U.S. federal income tax purposes of Holdco, the Company and each Company Subsidiary.

(t)There is currently no limitation on the utilization of net operating losses of Holdco, the Company or any Company Subsidiary under Sections 382, 383 or 384 of the Code and the Treasury Regulations thereunder (and comparable provisions of state and local Law). As of December 31, 2017, the Company estimates that it has net operating losses for U.S. federal income tax purposes of not less than $109,000,000.

(u)The aggregate increase in the subpart F income (as defined in the Code) includible in Holdco’s consolidated U.S. federal income tax return for any taxable year by reason of Section 965 of the Code, net of any deduction allowable on Holdco’s consolidated U.S. federal income tax return for any taxable year by reason of Section 965(c)(1)(A) or Section 965(c)(1)(B), will not be in excess of $2,000,000.

(v)None of the assets of any of Holdco, the Company or the Company Subsidiaries (i) is property that is required to be treated as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code, or (iii) is “tax-exempt use property” within the meaning of Section 168(h) of the Code.  None of the assets of any of Holdco, the Company or the Company Subsidiaries is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code.

(w)Section 3.13(w) of the Disclosure Schedule sets forth each material special Tax grant, holiday, contract or similar arrangement to which any of Holdco, the Company or any of the Company Subsidiaries is a beneficiary or party.  Each of Holdco, the Company and the Company Subsidiaries is in full compliance with the terms of any such grant, holiday, contract or other arrangement, and the closing of the transactions contemplated hereunder will not end or otherwise affect any such grant, holiday, contract or other arrangement.

(x)Each of Holdco, the Company and its Subsidiaries is in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which Holdco, the Company or any of the Company Subsidiaries does business, including all documentation and record-keeping requirements imposed in connection therewith.

(y)Notwithstanding any other provision of this Agreement, the representations and warranties contained in the foregoing subsections of this Section 3.13 and (to the extent applicable) in Section 3.9, are the sole and exclusive representations and warranties of Seller relating to any Taxes or Tax Returns of any kind.

3.14Environmental Matters

.  Except as has not had or as would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and each Company Subsidiary and their respective products are and have been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws; (b) (i) none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (or, to the Knowledge of the Company, any of their respective predecessors) (including soils and surface and groundwater) has at any time been used by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other Person to make, store, handle, treat, dispose of, generate or transport Hazardous Substances in violation of any applicable Environmental Law, and (ii) none of such properties is contaminated with any Hazardous Substance for which the Company or a Company Subsidiary is legally responsible; (c) neither the execution of this

Agreement nor the consummation of the Sale will require any investigation, remediation, or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Entities or third parties, pursuant to any applicable Environmental Laws or Permits required under Environmental Laws; (d) as of the date hereof, no Action, investigation, information request or notice has been brought, delivered or is pending (or, to the Knowledge of the Company, threatened) against the Company or any Company Subsidiary, arising under or related to any Environmental Law or Hazardous Substance or related to any environmental condition, including with respect to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (or, to the Knowledge of the Company, any of their respective predecessors); and (e) there are no above or below ground storage tanks presently in use or formerly used since January 1, 2016 at any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.  The Company has made available to Purchaser any and all written communications with or documentation from any Governmental Entities regarding any unresolved matters relating to any Environmental Laws or Hazardous Substances.  The Company has also made available to Purchaser all material assessments, reports, data, results of investigations or audits, and other similar information that is in the possession of the Company or the Company Subsidiaries regarding the environmental condition of any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary, including the compliance (or noncompliance) by the Company and the Company Subsidiaries with any Environmental Laws.

3.15Company Material Contracts

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(a)Section 3.15(a) of the Disclosure Schedule lists the following types of Contracts, together with all amendments thereto, to which Holdco, the Company or any Company Subsidiary is a party or by which any of their respective properties, rights or assets are bound as of the date of this Agreement, excluding any Company Benefit Plans (such contracts, the “Company Material Contracts”):

(i)

each Contract (A) pursuant to which Holdco, the Company or any Company Subsidiary (collectively) reasonably expects to receive annual revenue, in excess of $750,000 during calendar year 2018 or any subsequent twelve month period or (B) the performance of which is reasonably expected to involve annual payments on the part of Holdco, the Company or any Company Subsidiary (collectively) in excess of $750,000 during any twelve month period which cannot be terminated or canceled by Holdco, the Company or any Company Subsidiary, without penalty, on notice of ninety (90) or fewer days;

(ii)	all Contracts with a Top Customer or Top Supplier;
(iii)

any Contract with respect to a joint venture, strategic alliance, partnership or other similar agreement that involves a sharing of revenues (other than Contracts relating to the payment of customary royalties in an amount immaterial to the Company and the Company Subsidiaries taken as a whole), profits, cash flow or losses with the counterparty thereto;
(iv)

all employment or restrictive covenant Contracts or similar Company Benefit Plans with those employees and managers who received from the Company or any Company Subsidiary annual cash compensation (including base salary, commissions, and annual or other periodic or project bonuses) in excess of $350,000 in fiscal year 2017 and (B) all consulting Contracts or similar Company Benefit Plans for those individual consultants or independent contractors who received from the Company or any Company Subsidiary annual compensation in excess of $350,000 in fiscal year 2017;

(v)

all Contracts evidencing Indebtedness of the Company or the Company Subsidiaries in a principal amount in excess of $1,000,000, or which grant a Lien (other than (A) a Permitted Lien or (B) any Liens granted pursuant to any lease of machinery, equipment, motor vehicles, furniture or other personal property) securing obligations in an amount in excess of $1,000,000 on any assets of the Company or the Company Subsidiaries;

(vi)

all Contracts that (A) grant to a third party any material right of first refusal or first offer or similar right or that limit in material respects, or purport to limit in all material respects, the ability of Holdco, the Company or any Company Subsidiary or, upon the consummation of the Sale, Purchaser or any of its Subsidiaries to compete with any person or entity or in any geographic area or during any period of time, (B) contain exclusivity obligations binding on Holdco, the Company or any Company Subsidiary or, upon the consummation of the Sale, Purchaser or any of its Subsidiaries, or (C) require the disposition of any material asset or line of business of Holdco, the Company or any of the Company Subsidiaries;

(vii)	all Collective Bargaining Agreements
(viii)	all material License Contracts;
(ix)	all leases for the Company Leased Real Property;
(x)	any Contract providing for the indemnification of any officer, director or manager, as applicable, of the Company or any Company Subsidiary;
(xi)	any Contract with any Governmental Entity;

(xii)

any Contract that is a settlement, release, compromise or similar Contract relating to the resolution of any actual or threatened Action requiring equitable remedies which remain outstanding or unsatisfied by Holdco, the Company or any Company Subsidiary as of the date of this Agreement.

(xiii)

any Contract that requires the Company or any Company Subsidiary to provide “most favored nation” pricing terms to the other party to such Contract or any third party, including any such Contract that, following the Closing, would apply to Purchaser or any Affiliate of Purchaser; or

(xiv)

any material Contract relating to the acquisition or disposition of all or a material portion of the capital stock, business, product lines, assets or properties of any third Person, or any merger or other business combination (other than solely among Holdco and its current or former Subsidiaries), in each case, since January 1, 2016.

(b)(i) Each Company Material Contract is legal, valid and binding with respect to the Company or the relevant Company Subsidiary and is in full force and effect and enforceable in accordance with its terms with respect to the Company or the relevant Company Subsidiary (subject to the Enforceability Exceptions), except as would not reasonably be expected to have a Company Material Adverse Effect; (ii) (A) Holdco, the Company or any Company Subsidiary, as applicable, is not in material breach of or material default under any Company Material Contract (other than any breaches or defaults that the Company or a Company Subsidiary has cured) and (B) to the Knowledge of the Company, (x) no event or condition exists that, with or without notice, lapse of time, or both, would constitute a material default under any Company Material Contract by Holdco, the Company or the relevant Company Subsidiary and (y) none of the Company Material Contracts has been canceled by any other party thereto; (iii) as of the date of this Agreement, to the Knowledge of the Company, no other party is in material breach of, or material default under, any Company Material Contract (other than any breaches or defaults that any other party has cured); (iv) as of the date of this Agreement, none of Holdco, the Company or any Company Subsidiary has received any material written claim of default under any Company Material Contract, which has not been cured in accordance with the cure provisions of such Contract; (v) neither the execution of this Agreement nor the consummation of the Sale shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of Holdco’s, the Company’s or any Company Subsidiary’s rights under any Company Material Contract, except for any such defaults, cancellation rights, or adverse effects that, individually or in the aggregate, would not reasonably be expected to (A) prevent or delay beyond the Outside Date the consummation of the Sale or (B) have a Company Material Adverse Effect; and (vi) as of the date of this Agreement, the Company is not involved in any pending disputes regarding any Company Material Contract, including disputes with respect to the scope thereof, performance thereunder, or payments made or received in connection therewith, except for disputes that would not be expected to have a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to

Purchaser true and complete copies of all Company Material Contracts in effect as of the date hereof, including any amendments or other agreements with respect thereto.

3.16Insurance

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(a)The Company and the Company Subsidiaries are insured by insurers believed by the Company to be financially responsible against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(b)With respect to each such insurance policy:  (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); (iii) to the Knowledge of the Company, as of the date hereof, no insurer on any insurance policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) to the Knowledge of the Company, as of the date hereof, no state of circumstances or facts exists that, with or without notice or the passage of time or both, individually or in the aggregate, would or would reasonably be expected to give rise to any of the foregoing clauses (i) – (iii) being or becoming untrue.

(c)Neither the Company nor any Company Subsidiary received notice with respect to the termination, non-renewal (other than non-renewals in the ordinary course), cancellation, disallowance or reduction in coverage of any such insurance policy and, to the Knowledge of the Company, there is no threatened termination, non-renewal, cancellation, disallowance or reduction in coverage with respect to any such policies.

3.17Customers and Suppliers

.  Section 3.17 of the Disclosure Schedule sets forth (a) the top ten (10) customers of the Company and the Company Subsidiaries (based on revenues during the six (6) months ended June 30, 2018) (the “Top Customers”) and (b) the top ten (10) suppliers of the Company and the Company Subsidiaries (based on expenditures during the six (6) months ended June 30, 2018) (the “Top Suppliers”).  Since December 31, 2017 to the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Knowledge of the Company, oral notice from any such Top Customer or Top Supplier to the effect that, any Top Customer or Top Supplier (a) requires material and adverse modifications in material terms on which such Top Customer or Top Supplier conducts business with the Company or any of the Company Subsidiaries as a condition to continuing such business relationship or (b) is terminating or cancelling its business relationship with the Company or any of the Company Subsidiaries, or making any written threat to terminate or cancel such relationship, except as would not reasonably be expected to (i) prevent or delay beyond the Outside Date the consummation of the Sale or (ii) be material to the Company and the Company Subsidiaries, taken as a whole.

3.18Brokers and Expenses

.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Sale based upon arrangements made by or on behalf of the Company or any Company Subsidiary, except in each case for obligations that will be satisfied in full prior to, at or substantially concurrently with the

Closing (assuming that Purchaser complies with its obligations under Section 2.10).

3.19Data Protection

.  Since January 1, 2016, the Company and the Company Subsidiaries have (a) materially complied with their respective published privacy policies, all applicable Laws, and Contracts to which a Company or Company Subsidiary is party, in each case to the extent relating to protection of personally identifiable information and the privacy and security of personally identifiable information, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third parties who have provided information to the Company or the Company Subsidiaries); and (b) taken commercially reasonable measures to protect personally identifiable information in Company’s and the Company Subsidiaries’ control against loss, damage, and unauthorized access, use, and modification.  Since January 1, 2016, there has been no material loss, damage, or unauthorized access, use, or modification of any such information by Company or any Company Subsidiary (or any of their respective employees or contractors), except for any such loss, damage, or unauthorized access, use, or modification that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Since January 1, 2016, no Person (including any Governmental Entity of competent jurisdiction) has commenced any Action with respect to loss, damage, or unauthorized access, use, or modification of any such personally identifiable information in the Company’s or any Company Subsidiary’s control by the Company or any Company Subsidiary (or any of their respective employees or contractors) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (and to the Knowledge of the Company, there is no reasonable basis for any such Action).  The execution, delivery and performance of this Agreement and the consummation of the Sale complies in all material respects with the Company’s and the Company Subsidiaries’ applicable privacy policies and all applicable Laws relating to privacy and data security, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.20Certain Business Practices

.

(a)To the Knowledge of the Company, none of Holdco, the Company, any Company Subsidiary nor any director, officer, employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary (i) has taken any action in material violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.) and the UK Bribery Act of 2010 (the “Bribery Act”), (ii) has, directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (iii) directly or indirectly, used any funds, given, offered, promised, or authorized to give, any money or thing of value to any Government Official, for the purpose, with respect to subclauses (ii) and (iii), of influencing an act or decision of such Government Official or inducing such Government Official to do or omit to do any act in violation of his or her lawful duty, securing any improper advantage or inducing the Government Official to use his or her influence or position to affect any government act or decision or to obtain or retain business of the Company or any Company Subsidiary.

(b)For purposes of this Agreement, “Government Official” means: (i) any officer, employee or representative of any Governmental Entity (including any regional, federal, state, provincial, county or municipal government or government department, agency, or other division); (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled, or partially owned or controlled, by a government, including any state-owned or controlled medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or Governmental Entity, enterprise, or organization identified above; and (v) any political party, party official or candidate for political office.

3.21Export Control and Economic Sanctions Laws

.  Since January 1, 2016, each of Holdco, the Company and each of the Company Subsidiaries has conducted its business in all material respects in accordance with applicable provisions of U.S. economic sanctions and export control laws and regulations, including, without limitation, United States Executive Order 13224, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism, the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations and all economic sanctions laws, including those administered by the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United States Department of the Treasury, the Office of Foreign Assets Control and other applicable export laws of the countries where it conducts business (collectively, the “Sanctions Laws”).  Since January 1, 2016:

(a)none of Holdco, the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any of their respective officers or directors, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of the Treasury; (ii) is otherwise a party with whom, or has its principal place of business or the majority of its business operations (measured by revenues) located in a country in which, transactions are prohibited by any Sanctions Law; (iii) has been convicted of or charged with a felony relating to money laundering; (iv) to the Knowledge of the Company, is under investigation by any Governmental Entity for money laundering or (v) to the Knowledge of the Company, is subject to any pending or threatened (in writing) investigations or claims related to Sanctions Laws;

(b)Holdco, the Company and each Company Subsidiary maintain auditing and monitoring processes and systems of internal controls as part of their compliance programs that are reasonably adequate to ensure compliance with all Laws pertaining to the FCPA, the Bribery Act and the Sanctions Laws.

(c)Holdco, the Company and each of the Company Subsidiaries have obtained all export licenses, registrations, approvals and other authorizations required for its exports of products, software and technology from the United States and re-exports of products, software and technology subject to U.S. law;

(d)Holdco, the Company and each of the Company Subsidiaries are in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals or other authorizations;

(e)None of Holdco, the Company or any of the Company Subsidiaries have received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations or other approvals; and

(f)there are no pending or, to the Knowledge of the Company, threatened claims against, or audits or investigations of, Holdco, the Company or any Company Subsidiary with respect to such export licenses, registrations or other approvals.

3.22Sufficiency of Assets

.

(a)Except as may result from any actions permitted or required to be taken by the Parties pursuant to this Agreement (including pursuant to Section 5.1), on the Closing Date, the Owned Company Intellectual Property, other assets and properties of Holdco, the Company and Company Subsidiaries, Company Material Contracts, other Contracts of Holdco, the Company and Company Subsidiaries, Company Leased Real Property, Systems and Permits, will constitute all of the assets necessary to conduct the business of Holdco, the Company and the Company Subsidiaries immediately following the Closing in the same manner, in all material respects, as such business was conducted on the date of this Agreement. Seller and its Subsidiaries (excluding Holdco, the Company and any Company Subsidiary) do not, and, immediately following the Closing, will not (x) own, license, lease or have any right with respect to any asset, real property, Intellectual Property or System owned by Holdco or any of its Subsidiaries, (y) be party to or have any right with respect to any Contract of Holdco, the Company or any Company Subsidiary (other than any Contracts with Related Parties that are permitted to remain in effect pursuant to Section 5.13) or (z) receive any benefit under or have right with respect to any Permit of Holdco, the Company or any of its Subsidiaries, in each case which are necessary to run the business of Holdco, the Company and the Company Subsidiaries, in each case and in all material respects, as such business was conducted on the date of this Agreement.

(b)Except as may result from any actions permitted or required to be taken by the Parties pursuant to this Agreement (including pursuant to Section 5.1) and except for those assets sold or otherwise disposed of for fair value since the date of the Company Balance Sheet, Holdco, the Company and the Company Subsidiaries, in the aggregate, have good and legal or beneficial ownership to, or valid leasehold interests in or valid rights under contract to use, all the personal properties and assets reflected on the unaudited balance sheet of the Company as of June 30, 2018 or assets acquired by the Company and Company Subsidiaries since June 30, 2018 (subject to customary changes reflecting ordinary course operations (e.g., expenditures of cash, collections of accounts receivable, sales of inventory)) free and clear of any Liens (other than (i) Permitted Liens and (ii) Liens granted pursuant to any lease of machinery, equipment, motor vehicles, furniture or other personal property).

(c)Since January 1, 2016, Holdco, the Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to Holdco, the Company and the Company Subsidiaries (including such data and information that is stored on magnetic or optical media in the ordinary course of business) in a commercially reasonable attempt to avoid material disruption or interruption to the business of Holdco, the Company and the Company Subsidiaries. Holdco, the Company and the Company Subsidiaries currently have in place commercially reasonable disaster recovery and business continuity plans and procedures.

3.23Investment Intent

.

(a)Seller is acquiring the Equity Consideration for its own account, for investment purposes only, not as a nominee or agent, and not with a view toward, or for resale in connection with, any distribution thereof in violation of the federal securities Laws or any applicable foreign or state securities Law.

(b)Seller represents that it qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.  Seller agrees that it has not and will not take any action that would have an adverse effect on the availability of the exemption from registration provided by Regulation D promulgated under the Securities Act with respect to the Equity Consideration.

(c)Seller understands that the acquisition of the Equity Consideration to be acquired by it pursuant to the terms of this Agreement involves substantial risk (including a complete loss of Seller’s investment or a reduction in the price of the Equity Consideration). Seller and its officers and managers have experience as an investor in securities and equity interests of companies such as the ones to be acquired by it pursuant to this Agreement, and Seller can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in the Equity Consideration to be acquired by it pursuant to the transactions contemplated hereby.

(d)Seller understands that the Equity Consideration to be acquired by it pursuant to this Agreement has not been registered under the Securities Act. Seller acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable state securities Laws or pursuant to an applicable exemption therefrom.

(e)Seller understands that the Equity Consideration shall be delivered to Seller in book-entry form and shall be subject to a customary restrictive notation in the stock ledger or other appropriate records maintained by the Company’s transfer agent.  Such restrictive notation shall be substantially similar to the following legend appropriately adjusted to reflect their book-entry form and consistent with the provisions of the Registration Rights Agreement:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any other applicable securities laws. The securities may not be sold, transferred, assigned or pledged or otherwise disposed of at any time unless (i) they are registered under the Securities Act and such other applicable laws, (ii) in the opinion of legal counsel for SS&C Technologies Holdings, Inc. or other legal opinion reasonably satisfactory to the transfer agent for such securities that such disposition will not result in a violation of the Securities Act or any other applicable securities laws or (iii) sold pursuant to Rule 144 under the Securities Act or another available exemption therefrom.”

3.24Related Party Agreements

.  Except as set forth on Section 3.24 of the Disclosure Schedule (the “Specified Related Party Agreements”), there are no Related Party Agreements that are not commercial agreements entered into in the ordinary course of business on an arms’-length basis.

3.25No Reliance

.  Seller acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither Purchaser nor any other Person on behalf of Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser or any of its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or made available to Seller or any of its Representatives by or on behalf of Purchaser, and that any such representations or warranties are expressly disclaimed.  Seller acknowledges and agrees that neither Purchaser nor any other Person on behalf of Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Seller or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Purchaser or any of its Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Seller, its Affiliates or any of their respective Representatives or any other Person, and that any such representations or warranties are expressly disclaimed.

3.26No Other Representations or Warranties

.  Except for the representations and warranties contained in this Article III, neither Seller nor any other Person on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, Holdco, the Company, the Company Subsidiaries or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or any of its Representatives by or on behalf of Seller, and any such representations or warranties are expressly disclaimed.  None of Seller or any other Person on behalf of Seller has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, Holdco, the Company or the Company Subsidiaries (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Purchaser, its Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

Article IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except (i) as set forth in, or qualified by any matter set forth in, the corresponding numbered section or subsection of the disclosure schedule (provided that any matter disclosed in any section or subsection shall also be deemed to be disclosed for each other section or subsection of this Agreement if the relevance of such disclosure to the other sections or sub-sections is reasonably apparent on its face) delivered to Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”) and (ii) other than with respect to the representations and warranties in Section 4.1 through Section 4.5, Section 4.8 and Section 4.13, as disclosed in Purchaser’s annual report on Form 10-K for the fiscal year ended December 31, 2016, Purchaser’s proxy statement for the 2017 annual meeting of Purchaser’s stockholders or any Purchaser SEC Document filed after December 31, 2017 and, in each case, publicly available before the date of this Agreement (but excluding ,in each case, any risk factor disclosure under the heading “Risk Factors” and any disclosure of risks included or referenced in any “forward-looking statements” disclaimer, or any other disclosures included in any such report, schedule, form, statement or other document to the extent they are precatory, predictive or forward-looking in nature), Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows (except for representations and warranties that are expressly made as of a specified date, which shall only be made as of such date) as follows (it being understood and agreed that none of the representations and warranties set forth in this Article IV follow shall be construed as a covenant):

4.1Organization and Qualification

.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where such failure, individually or in the aggregate, would not have, or would not be reasonably expected to have, a Purchaser Material Adverse Effect.  Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.2Authority Relative to this Agreement

.  Purchaser has all necessary corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.  This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes a valid, legal and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

4.3Capitalization

.

(a)The authorized capital stock of Purchaser consists of 400,000,000 shares of Purchaser Common Stock, 5,000,000 shares of Class A Non-Voting Common Stock, $0.01 par value per share (“Purchaser Class A Common Stock”) and 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Purchaser Preferred Stock”). As of June 30, 2018, there were (i) 239,593,789 shares of Purchaser Common Stock issued and outstanding, (ii) 1,573,339 shares of Purchaser Common Stock held in treasury, (iii) 29,371,497 shares of Purchaser Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Purchaser Common Stock granted under a Purchaser Stock Plan and the settlement of stock appreciation rights in respect of shares of Purchaser Common Stock, (iv) 1,703,098 shares of Purchaser Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards and restricted stock awards in respect of shares of Purchaser Common Stock and (v) no shares of Purchaser Class A Common Stock or Purchaser Preferred Stock issued and outstanding. Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries that is a “Significant Subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) (each such Subsidiary, a “Purchaser Significant Subsidiary”), free and clear of any Liens (other than any Liens under applicable securities Laws or such Person’s Organizational Documents), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  There are no restrictions on or Contracts with respect to the voting or registration rights of the shares of Purchaser Common Stock or the shares of capital stock or other equity ownership interests of each Purchaser Significant Subsidiary.

(b)Except as set forth above in Section 4.3(a), there are no outstanding (i) options, warrants, units or other securities or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued equity interests of Purchaser or any Purchaser Significant Subsidiary or obligating Purchaser or any Purchaser Significant Subsidiary to issue or sell any capital stock or other voting securities of, or ownership interests in (or any securities convertible into or exchangeable for such equity interests), Purchaser or any Purchaser Significant Subsidiary or (ii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in Purchaser or any Purchaser Significant Subsidiary

(c)Except as would not have a Purchaser Material Adverse Effect, none of Purchaser or its Subsidiaries is in violation of any of the provisions of its Organizational Documents.

4.4Consents and Approvals; No Violations

.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required for the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby, except (a) compliance with any applicable requirements of the HSR Act, (b) as may be necessary as a result of any facts or circumstances relating to Seller or (c) and any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Assuming compliance with the items described in the preceding sentence, neither the execution, delivery and performance of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective certificate of incorporation or by-laws (or similar governing documents) of Purchaser or its Subsidiaries, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract or Permit to which Purchaser or any of its Subsidiaries or any of their respective properties or assets are bound or affected by, or (iii) violate any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.5SEC Documents; NASDAQ; Liabilities

.

(a)Purchaser has (i) filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Purchaser with or to the SEC since January 1, 2017, including all reports that Purchaser was required to file pursuant to Section 13 of the Exchange Act and (ii) submitted electronically and posted on its corporate website, on a timely basis, all Interactive Data Files that Purchaser was required to have submitted and posted since January 1, 2017 pursuant to Rule 405 of Regulation S-T (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Purchaser SEC Documents”).  As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) the Purchaser SEC Documents complied in all material respects with then applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and (ii) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of Purchaser is, or since January 1, 2017, has been, required by applicable regulations promulgated by the SEC to file or furnish under the Exchange Act, or otherwise submit to the SEC, any form, report, registration statement, or other document.

(b)Each of the consolidated financial statements of Purchaser (including, in each case, any related notes thereto) contained in the Purchaser SEC Documents (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) fairly presents in all material respects, as applicable, the consolidated financial position of Purchaser and its Subsidiaries as of the respective dates thereof and the consolidated results of Purchaser’s and its Subsidiaries’ operations and cash flows for the periods indicated (except, in the case of each of sub-clauses (i) and (iii), that Purchaser’s unaudited interim financial statements were subject to normal year-end and quarter-end adjustments that were not, or are not expected to be, material in an amount and other adjustments as may be indicated in the notes thereto, and subject to the absence of footnotes in such unaudited interim financial statements).

(c)Purchaser has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information relating to Purchaser, including its consolidated Subsidiaries, required to be disclosed in Purchaser’s periodic and current reports under the Exchange Act, is made known to Purchaser’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act.

(d)Purchaser and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of Purchaser’s financial statements for external purposes in accordance with GAAP. Purchaser has disclosed, based on its most recent evaluation of Purchaser’s internal control over financial reporting prior to the date hereof, to Purchaser’s auditors and audit committee of Purchaser’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of Purchaser’s internal control over financial reporting which are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal control over financial reporting.

(e)Purchaser is in compliance in all material respects with all current listing and corporate governance requirements of the Nasdaq Global Select Market applicable to Purchaser.

4.6Absence of Certain Changes or Events

.  Since the date of most recent consolidated financial statements of Purchaser contained in the Purchaser SEC Documents as of the date hereof, (a) except for the transactions contemplated hereby, Purchaser and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects and (b) there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.7Litigation

.  There is no (a) Action pending, or (b) to the Knowledge of Purchaser, inquiry, complaint or investigation pending or Action threatened against Purchaser or any of its Subsidiaries (including any of their respective officers, directors or employees (in their capacity as such) or any of their respective properties or assets), in each case, which would, individually or in the aggregate, reasonably be expected to (i) prevent or delay beyond the Outside Date the consummation of the Sale or (ii) have a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Subsidiaries, nor any property or asset of Purchaser or its Subsidiaries is subject to any consent decree, settlement agreement or similar written agreement between Purchaser or any of its Subsidiaries and any Governmental Entity of competent jurisdiction that is adverse to

Purchaser or any of its Subsidiaries, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity of competent jurisdiction, in each case, that would, individually or in the aggregate, reasonably be expected to cause a Purchaser Material Adverse Effect.

4.8Brokers

.  Purchaser will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

4.9Sufficiency of Funds; Financing

.

(a)On the Closing Date and as of the Closing, Purchaser shall have all funds necessary to consummate the Sale and the other transactions contemplated hereby and pay the Purchase Price and all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated hereby (including the repayment or redemption of any Indebtedness of the Company or any of the Company Subsidiaries or the Purchaser or any of the Purchaser’s Subsidiaries that may be required to be repaid or redeemed in connection with the foregoing) (such aggregate amount, collectively, the “Required Amount”), and, when so required to pay or otherwise perform, as applicable, Purchaser will be able to pay or otherwise perform the obligations of Purchaser or any of its Subsidiaries under this Agreement.  Purchaser has delivered evidence to the Company of its ability to satisfy the obligations described in the preceding sentence.

(b)As of the date hereof, Purchaser and all the Financing Sources party thereto have fully executed a debt commitment letter, dated the date hereof, including all related term sheets and all exhibits, schedules and annexes thereto and the associated fee letter (the “Debt Commitment Letter”), pursuant to which such Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the amount of debt financing set forth in the Debt Commitment Letter (the “Debt Financing”).

(c)Except for the fee letter referred to in the Debt Commitment Letter (a true and complete copy of which fee letter has been provided to the Company in the form of the Redacted Fee Letter), a true and complete copy of the Debt Commitment Letter has been provided to the Company by Purchaser. Purchaser has fully paid, or has caused to be fully paid, any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date hereof. As of the date hereof, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Purchaser and, to the Knowledge of Purchaser, each other party thereto, including the Financing Sources, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). As of the date hereof, the Debt Commitment Letter has not been amended or modified, and no provision thereof has been waived, and, to the Knowledge of Purchaser, no such amendment, modification or waiver is contemplated or pending, and the commitments contained therein have not been withdrawn, terminated or rescinded in any respect, on or prior to the date hereof, and, to the Knowledge of Purchaser, no such withdrawal, termination or rescission is contemplated. No event has occurred which (with or without notice, lapse of time or both) would constitute a breach or default under the Debt Commitment Letter on the part of Purchaser or, to the Knowledge of Purchaser, the other parties to the Debt Commitment Letter, and there are no side letters or other agreements (other than the Redacted Fee Letter as in effect on the date hereof) that could adversely affect the amount, conditionality, enforceability or availability of the Debt Financing or the timing of the Closing. The Debt Financing is not subject to any conditions to the obligations of the parties under the Debt Commitment Letter to make the full amount of the Debt Financing available to Purchaser at the Closing other than those set forth in the Debt Commitment Letter.

(d)Assuming the conditions set forth in Section 7.1 and Section 7.2 are satisfied at Closing, the aggregate net proceeds contemplated by the Debt Commitment Letter when funded in accordance with the terms therein on the Closing Date, together with cash on hand of the Purchaser, will be sufficient for Purchaser to fund the Required Amount.  As of the date hereof, assuming the conditions set forth in Section 6.1 and Section 6.2 are satisfied at Closing, Purchaser has no reason to believe that any of the conditions to the Debt Financing will fail to be satisfied on a timely basis or that the full amount of the Debt Financing will not be available to Purchaser on the Closing Date.

(e)In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by the Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement

4.10Solvency

.  On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Sale and any financing being entered into by Purchaser in connection therewith) and the payment of all related fees and expenses, and assuming the satisfaction of the conditions in Section 7.1 and Section 7.2:

(a)the Fair Value of the assets of Purchaser and its Subsidiaries, on a consolidated basis, shall exceed their Liabilities;

(b)the Present Fair Saleable Value of the assets of Purchaser and its Subsidiaries on a consolidated basis, shall exceed their Liabilities;

(c)Purchaser and its Subsidiaries, on a consolidated basis, shall be able to pay their Liabilities as they mature; and

(d)Purchaser and its Subsidiaries, on a consolidated basis, shall not be left with unreasonably small capital to carry on its businesses and all businesses in which it is about to engage.

4.11Investment Intent

.

(a)Purchaser is acquiring the Membership Interests for its own account, for investment purposes only, not as a nominee or agent, and not with a view toward, or for resale in connection with, any distribution thereof in violation of the federal securities Laws or any applicable foreign or state securities Law.

(b)Purchaser represents that it qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.  Purchaser agrees that it has not and will not take any action that would have an adverse effect on the availability of the exemption from registration provided by Regulation D promulgated under the Securities Act with respect to the Equity Consideration.

(c)Purchaser understands that the acquisition of the Membership Interests to be acquired by it pursuant to the terms of this Agreement involves substantial risk (including a complete loss of Purchaser’s investment or a reduction in the price of the Membership Interests). Purchaser and its officers and managers have experience as an investor in securities and equity interests of companies such as the ones to be acquired by it pursuant to this Agreement, and Purchaser can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in the Membership Interests to be acquired by it pursuant to the transactions contemplated hereby.

(d)Purchaser understands that the Membership Interests to be acquired by it pursuant to this Agreement have not been registered under the Securities Act. Purchaser acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable state securities Laws or pursuant to an applicable exemption therefrom.

4.12Independent Investigation

.  Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of Holdco, the Company and the Company Subsidiaries, which investigation, review and analysis was done by Purchaser and its respective representatives.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions of Seller, Holdco, the Company, their respective Affiliates or any of their respective Representatives (except the representations and warranties of Seller expressly set forth in Article III).  Purchaser hereby acknowledges and agrees that none of Seller, Holdco the Company, their respective Affiliates or any of their respective Representatives or any other Person will have or be subject to any liability to Purchaser, its Affiliates or any of their respective Representatives or shareholders or any other Person resulting from the distribution to Purchaser, its Affiliates or their respective Representatives of, or Purchaser’s, its Affiliates’ or their respective Representatives’ or any other Person’s use of, any information relating to Seller, Holdco, the Company or any Company Subsidiary, including any information, documents or material made available to Purchaser, its Affiliates or their respective Representatives, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the transactions contemplated by this Agreement, including the Sale.  Purchaser further acknowledges that no Representative of Seller, Holdco, the Company or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.  Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire Holdco, the Company and each Company

Subsidiary without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in Article III.

4.13Equity Consideration

.  Purchaser has, and shall have at the Closing, sufficient authorized, unissued and unreserved shares of Purchaser Common Stock pursuant to its Organizational Documents to issue all of the Equity Consideration, and such shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued, fully paid and nonassessable and free of restrictions on transfer (other than restrictions under securities Laws applicable to shares issued in a private placement to an unaffiliated purchaser) and the issuance thereof will be free of any option, call, subscription, preemptive or similar right or Liens (other than restrictions under securities Laws applicable to shares issued in a private placement to an unaffiliated purchaser).

4.14WKSI Status

.  Purchaser is a “well-known seasoned issuer” (as defined in Rule 405 promulgated under the Securities Act) eligible to register shares of Purchaser Common Stock for resale by Seller or its Affiliates on an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) on Form S-3 under the Securities Act.

4.15No Reliance

.  Purchaser acknowledges and agrees that except for the representations and warranties contained in Article III, neither Seller nor any other Person on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, Holdco, the Company, any Company Subsidiary or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or any of its Representatives by or on behalf of Seller, and that any such representations or warranties are expressly disclaimed.  Purchaser acknowledges and agrees that neither Seller nor any other Person on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller, Holdco, the Company and any Company Subsidiary (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Purchaser, its Affiliates or any of their respective Representatives or any other Person, and that any such representations or warranties are expressly disclaimed.

4.16No Other Representations or Warranties

.  Except for the representations and warranties contained in this Article IV, neither Purchaser nor any other Person on behalf of Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser or any of its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or made available to Seller or any of its representatives by or on behalf of Purchaser, and any such representations or warranties are expressly disclaimed.  None of Purchaser or any other Person on behalf of Purchaser has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Seller or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Purchaser or any of its Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Seller, its Affiliates or any of their respective representatives or any other Person, and any such representations or warranties are expressly disclaimed.

Article V

ADDITIONAL AGREEMENTS

5.1Conduct of Business

.

(a)From the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Section 8.1, except as (i) otherwise contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 5.1(a) of the Disclosure Schedule or (iv) as otherwise consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall (x) cause Holdco, the Company and each Company Subsidiary to use commercially reasonable efforts (A) to operate the Business in the ordinary course of business in all material respects and (B) to preserve the Business intact and maintain existing relations and goodwill with customers, suppliers, contractors, licensors, licensees, partners and other persons with whom Holdco, the Company or any Company Subsidiary has material business relations and maintain in effect all material Permits used in the Business and (y) not, and shall cause Holdco, the Company and each Company Subsidiary not to, directly or indirectly (it being agreed that with respect to the matters specifically addressed by any provision of this Section 5.1(a)(y), such specific provisions shall govern over the more general provision of Section 5.1(a)(x); it being understood that nothing herein shall imply that being permitted to take any specific action (e.g., incurrence of Indebtedness) relieves Holdco, the Company or any Company Subsidiary from compliance with this Section 5.1(a) as it relates to a subsequent action (e.g., spending money arising from the incurrence of Indebtedness):

(i)	amend or otherwise change the Organizational Documents of Holdco, the Company or any Company Subsidiary (whether by merger, consolidation or otherwise);
(ii)

issue, sell, pledge, dispose of, grant or encumber or make subject to a Lien (other than a Permitted Lien), or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (other than Permitted Liens), any Securities;

(iii)	establish or acquire any Subsidiary (other than a wholly owned Subsidiary in the ordinary course of business consistent with past practice) or any joint venture entity;

(iv)

transfer, lease, sell, pledge, license, dispose of, abandon, allow to lapse, subject to a Lien (other than a Permitted Lien) or otherwise encumber any material assets or properties of the Business (including, for the avoidance of doubt, any such Company Intellectual Property), except the non-exclusive licensing of Company Products in the ordinary course of business;

(v)

declare, set aside make or pay (i) any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Holdco’s, the Company’s or any Company Subsidiary’s interests or capital stock, as applicable (other than dividends or distributions made by the Company or a Company Subsidiary to Holdco, the Company or another Company Subsidiary) payable at or after the Closing or (ii) any non-cash dividend or other distribution, payable in stock, property or otherwise, with respect to any of Holdco’s, the Company’s or any Company Subsidiary’s interests or capital stock, as applicable (other than dividends or distributions made by the Company or a Company Subsidiary to Holdco, the Company or another Company Subsidiary);

(vi)	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of Holdco’s, the Company’s or any Company Subsidiary’s equity securities;
(vii)

(A) acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination) in one transaction or any series of related transactions, any corporation, partnership, other business organization or any division thereof or any other business, or any equity interest in any person, in each case, in excess of $2,000,000; (B) incur or otherwise assume, guarantee, endorse or become responsible for any Indebtedness (other than Indebtedness (1) solely among Holdco, the Company and the Company Subsidiaries, (2) Indebtedness incurred under the Company Credit Agreements (including any “Secured Obligations” as such term is defined in each Company Credit Agreement), letter of credit facilities existing as of the date of this Agreement or other lines of credit existing as of the date of this Agreement the proceeds of which are to be used for ordinary course business and corporate activities) and (3) Indebtedness described in clauses (f) and (i) of the definition thereof; (C) make any loans, advances or capital contributions, except for (I) loans or advances among Holdco, the Company and the Company Subsidiaries and (II) employee loans or advances for expenses and extended payment terms for customers, in each case of this clause (II) subject to applicable Law and only in the ordinary course of business; (D) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly owned Company Subsidiary; or (E) enter into or amend any Contract with respect to any matter set forth in this Section 5.1(a)(vii);

(viii)

make, authorize, or make any commitment with respect to any capital expenditure that (A) has not been set forth in the annual budget of the Business made available to Purchaser, and (B) is collectively, in the aggregate for the Business, in excess of $4,000,000 during any twelve (12)-month period;

(ix)

make, change, rescind or adopt any Tax election, adopt or change any Tax accounting method or period, file any material amended Tax Return, enter into any closing or similar agreement with respect to Taxes, submit any request for a ruling or other administrative decision with respect to Taxes, settle, compromise or otherwise dispose of any material Tax Proceeding, surrender any right or claim to a refund of any material Taxes, or surrender, settle, compromise or otherwise dispose of any material indemnity claim in respect of Taxes under the Synchronoss SPA;

(x)	change the fiscal year of the Company;
(xi)

change any cash management practice or accelerate the collection of accounts receivable, delay the payment of accounts payable, defer expenses or reduce inventory levels in each case in any material respect, other than, in each case, in the ordinary course of business;

(xii)

commence any Action or settle or offer to settle any Action that would (x) materially affect the operations of the Company or any Company Subsidiary, (y) result in the Company or any Company Subsidiary being subject to any equitable relief or admission of wrongdoing or (z) result in the payment by Holdco or its Subsidiaries of an amount exceeding $500,000 for any individual Action or series of related Actions and $1,000,000 in the aggregate for all Actions; provided that Seller may enter into settlements with respect to any Action without admitting liability or wrongdoing, and involving solely money damages for which Seller (and not Holdco, the Company or any Company Subsidiary) is solely responsible;

(xiii)

other than in the ordinary course of business consistent with past practice, (A) terminate any Company Material Contract, (B) enter into a new Contract that would be a Company Material Contract if entered into prior to the date hereof or (C) modify or amend in any material respect any payment terms with any customers or suppliers pursuant to any Company Material Contract;
(xiv)

except as required by applicable law or any Company Benefit Plan or Collective Bargaining Agreement as in effect on the date hereof:  (A) modify any compensation or benefits provided to any Service Provider; (B) establish, adopt, enter into, merge, terminate or materially amend any Company Benefit Plan; (C) accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation, payment, award or benefits payable or to be provided to any Service Provider under any Company Benefit Plan; (D) enter into or materially amend any Collective Bargaining Agreement or other agreement with a labor union, works council or similar organization covering Service Providers; (E) grant any equity, equity-based or other incentive award to, or discretionarily accelerate the vesting or payment of any such award held by, any Service Provider; (F) hire any Service Provider whose base annual compensation is greater than $175,000; or (G) terminate any Service Provider whose base annual compensation is greater than $175,000, other than for cause;

(xv)

enter into or amend any Contract pursuant to which any other party is granted, or that otherwise subjects the Company or any Company Subsidiary or Purchaser or any of its Subsidiaries to, any non-competition or other exclusive rights of any type or scope that materially restrict the Company or any Company Subsidiary or, upon completion of the Sale, Purchaser or any of its Subsidiaries, from engaging or competing in any line of business or in any location;

(xvi)

enter into any Contracts (A) under which Company or any Company Subsidiary grants or agrees to grant to any third party any assignment, license, release, immunity or other right with respect to any Owned Company Intellectual Property other than pursuant to agreements substantially in the form of the Company’s or the Company Subsidiaries’ standard agreements, (B) under which Company or any Company Subsidiary establishes with any third party a joint venture, strategic relationship, or partnership pursuant to which Company agrees to develop or create (whether jointly or individually) any material Intellectual Property, products or services; (C) that will cause or require (or purport to cause or require) the Purchaser (other than pursuant to Contracts to which the Purchaser or its affiliates are parties) to (x) grant to any third party any license, covenant not to sue, immunity or other right with respect to or under any of the Intellectual Property or Intellectual Property Rights of Purchaser or its affiliates; or (y) be obligated to pay any royalties or other amounts to any third party; or (D) except for any Contract specifically addressed by any other provision of this Section 5.1(a)(y) (which shall be subject to such provision), any Contract pursuant to which Holdco, the Company or any Company Subsidiary (collectively) reasonably expects to receive annual payments of $750,000 or more or the performance of which is reasonably expect to require annual payments of $750,000 or more;

(xvii)

enter into any material lease, material sublease or material license for real property or material operating lease of the Company or any of the Company Subsidiaries involving payments in excess of $1,000,000 per annum in the aggregate or terminate, cancel or materially amend or modify any Real Property Lease;

(xviii)

fail to maintain existing material insurance policies or comparable replacement policies with respect to the material assets, operations and activities of Holdco, the Company and the Company Subsidiaries;

(xix)

fail to make capital expenditures set forth in the annual budget of the Business necessary to operate the business of the Company and the Company Subsidiaries in the ordinary course of business (provided that for clarity, no acceleration of the ordinary capital expenditure cycle will be required pursuant to this clause (xix));

(xx)	make any material change in any of its present financial accounting methods and practices of the Company or the Company Subsidiaries other than changes required to conform to GAAP or applicable Law;
(xxi)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company; and
(xxii)	agree, commit to or otherwise legally bind Holdco, the Company or any Company Subsidiaries to do or take any action described in Section 5.1(a)(i) through (xxi).

(b)The foregoing Section 5.1(a) notwithstanding, it is understood and agreed that at any time prior to the time that is immediately prior to the Closing Seller may: (i) cause the transfer or sweep of cash, cash equivalents or marketable securities of Holdco and its Subsidiaries to Seller or its Affiliates, with the intention that cash, cash equivalents or marketable securities of Holdco, the Company and the Company Subsidiaries be as close to zero as reasonably practicable as of immediately prior to the Closing; and (ii) use any cash, cash equivalents or marketable securities of Holdco and its Subsidiaries to satisfy or discharge any Company Transaction Expenses or repay any Indebtedness of Holdco and its Subsidiaries.

(c)Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except as otherwise contemplated by this Agreement, as required by Law, as disclosed in Section 5.1(c) of the Purchaser Disclosure Schedule or as otherwise consented to by Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly, do any of the following:

(i)	in the case of Purchaser only, adopt a plan of complete or partial liquidation or dissolution;
(ii)	adjust, split, combine or reclassify any capital stock of Purchaser;
(iii)

make, declare or pay any dividend, or make any other distribution on, any shares of Purchaser Common Stock (except for regular quarterly cash dividends by Purchaser in the ordinary course of business consistent with past practice and dividends paid by any of the Subsidiaries of Purchaser to Purchaser or any of its wholly owned Subsidiaries);

(iv)

amend or otherwise change the Organizational Documents of Purchaser (whether by merger, consolidation or otherwise) in a manner that would adversely affect Seller (upon its acquisition of Purchaser Common Stock) relative to other holders of Purchaser Common Stock;

(v)

in the case of Purchaser and its Subsidiaries only, repurchase, redeem or otherwise acquire any capital stock of Purchaser (except in respect of any Purchaser Stock Plans) during the thirty (30) consecutive Trading Days ending on (and including) the Trading Day that is immediately preceding the Closing Date; or

(vi)	agree or commit to do or take any action described in Section 5.1(c)(i) to (v).

(d)Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Company’s and any Company Subsidiary’s) businesses or operations.  Nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.

5.2Access to Information

.

(a)After the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, and subject to the requirements of applicable Laws and the Confidentiality Agreement, Seller shall, and shall cause Holdco and its Subsidiaries to, afford to Purchaser and its Representatives, during normal business hours and upon reasonable notice, reasonable access to the personnel, properties, offices, facilities, assets, books and records of Holdco and each of its Subsidiaries, and shall furnish Purchaser with such financial, operating and other data and information as Purchaser, through its officers, employees or other Representatives, may reasonably request; provided that none of Seller or Holdco shall make available, or cause the Company or any Company Subsidiary to make available, employee personnel files until after the Closing Date.

(b)The foregoing provisions of Section 5.2 shall not require Seller to afford any access to any information that, in the reasonable judgment of Seller would (i) contravene any applicable Law, (ii) be in connection with any litigation or similar dispute between the Parties, (iii) cause a risk of loss or waiver of the protection of any attorney‑client privilege, attorney work product or other legal privilege, (iv) unreasonably disrupt the operations of Seller or any of its Affiliates, (v) result in the disclosure of any Trade Secrets of Holdco or its Subsidiaries (it being understood that Seller will take into account whether the existence of any written confidentiality obligations shall permit disclosure of any such Trade Secrets in compliance with the protections afforded by trade secret Laws) or (vi) result in the disclosure of any information regarding the valuation of the Company or any Company Subsidiary; provided that Seller and Purchaser shall use commercially reasonable efforts to identify and pursue a permissible method of providing such disclosure under circumstances in which the restrictions of this sentence apply.

(c)From the date hereof until the Closing Date, to the extent not prohibited by applicable Law or any Governmental Entity, (i) Seller shall promptly notify Purchaser of any Action or investigation commenced or, to the Knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.8 and (ii) Purchaser shall promptly notify Seller of any Action or investigation commenced or, to the Knowledge of Purchaser, threatened against, relating to or involving or otherwise affecting Purchaser that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.7.

5.3Confidentiality

.  The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided that Purchaser’s obligations thereunder shall terminate upon the Closing only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to Holdco or any of its Subsidiaries.  The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

5.4Required Actions

.

(a)Purchaser and Seller shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate the Sale, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Sale, (ii) taking all actions necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other Antitrust Laws) required to be obtained or made by Purchaser or Seller or any of their respective Affiliates in connection with the Sale, and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale and to fully carry out the purposes of this Agreement.  Additionally, each of Seller and Purchaser shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement.

(b)Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Sale and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity.  In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3, to the extent not prohibited by applicable Law, each Party shall promptly consult with the other Party to this Agreement to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of) all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or substantive correspondence with, a Governmental Entity in connection with this Agreement and the Sale.  Subject to the Confidentiality Agreement and Section 5.3, to the extent not prohibited by applicable Law, each Party to this Agreement shall promptly inform the other Party to this Agreement, and in the case of written communication, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any substantive communication from any Governmental Entity regarding the Sale, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral substantive communication or submission with or to any such Governmental Entity.  If any Party to this Agreement or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Sale, then such Party will make, or cause to be made, promptly and after consultation with the other Party to this Agreement, an appropriate response in compliance with such request.  Neither Party shall participate in any substantive meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any proceeding or Action by a private party relating to the HSR Act or any other Antitrust Laws in connection with this Agreement or the Sale, or make substantive oral submissions at meetings or in telephone or other conversations, unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or other Person, gives the other Party the opportunity to attend and participate thereat; provided that nothing herein shall prohibit either Party from engaging in non-substantive or ministerial communications with any Governmental Entity.  Subject to the Confidentiality Agreement and Section 5.3, to the extent not prohibited by applicable Law, each Party shall furnish the other Party with copies of all written correspondence, filings, submissions and substantive communications between it and any such Governmental Entity or other such Person with respect to this Agreement and the Sale, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person.  Purchaser, Seller, and the Company may, as each deems advisable and necessary, reasonably designate any information reasonably determined by it to be competitively sensitive material provided to the other Party under this Agreement as “outside counsel/corporate in-house antitrust counsel only.”  Such designated materials and any materials provided by Purchaser to Seller or the Company or by Seller or the Company to Purchaser pursuant to this Section 5.4, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of Holdco or the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)Purchaser and Seller shall file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, notifications under the HSR Act.  In the event that the Parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act, the Parties shall use their respective reasonable best efforts to certify compliance with such requests, as applicable, as promptly as possible and produce documents on a rolling basis, and counsel for both Parties will closely cooperate during the entirety of any such investigatory or review process.

(d)Purchaser and Seller shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale under the HSR Act.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Sale as violative of any Antitrust Laws, Purchaser and Seller shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action to prevent or enjoin the consummation of the Sale and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Sale, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale resulting from any such Action.  Purchaser shall, after reasonable consultation with Seller, have control over the strategy and the right to direct all matters with any Governmental Entity consistent with its obligations hereunder and (ii) it is agreed that Purchaser shall, after reasonable consultation with Seller, make any strategic decisions, including determining the strategy for contesting, litigating or otherwise responding to objections to, or Action challenging, the transactions contemplated hereby.  Purchaser and Seller shall cooperate in good faith in connection with discussions, negotiations and other proceedings, and to coordinate all activities with respect to any requests that may be made by, or any Actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity.

(e)In furtherance of the foregoing, Purchaser shall take all actions necessary (including a Permitted Divestiture) to avoid or eliminate each and every impediment under any Antitrust Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Company and the Company Subsidiaries, Purchaser, and their respective Affiliates, and (ii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Company’s, any Company Subsidiary’s, or their respective Affiliates’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Company and the Company Subsidiaries, Purchaser and their respective Affiliates.  In that regard Purchaser shall and, if requested by Purchaser, Seller shall (but, subject to each Party’s obligations under this Agreement, including this Section 5.4, and if not so requested by Purchaser shall not), agree to take any action with respect to Purchaser’s or its Affiliates’ respective businesses and assets or the Business, including agreeing to or otherwise effecting any sale, divestiture, license, hold separate arrangement, or any limitation or restriction on the freedom of action with respect to such businesses and assets; provided, however, that no Party shall be obligated to take or agree or commit to take, and Purchaser shall not discuss, propose, agree or commit to take, any such action that is not conditioned on the Closing.  No actions taken pursuant to this Section 5.4 shall be considered for purposes of determining whether a Company Material Adverse Effect or Purchaser Material Adverse Effect has occurred or may reasonably be expected to occur.

(f)Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Purchaser to take any action, including entering into any consent decree, hold separate order or other arrangement, that (i) requires the divestiture of any assets of Purchaser or any Affiliates of Purchaser, (ii) requires the divesture of any assets of Holdco, the Company or any Company Subsidiary that generated, in the aggregate, more than $28,000,000 of annual revenue between January 1, 2017 and December 31, 2017 (a divestiture of assets of Holdco, the Company or any Company Subsidiary that generated $28,000,000 or less of annual revenue during such period is referred to as a “Permitted Divestiture”) or (iii) that would limit in a non-de minimis manner Purchaser’s or its Affiliates’ freedom of action with respect to, or its ability to retain, Holdco, the Company or any Company Subsidiary or any portion thereof or any of Purchaser’s or its Affiliates’ other assets or businesses (excluding, for the avoidance of doubt, (x) a Permitted Divestiture or (y) any such action with respect to assets of Holdco, the Company or any Company Subsidiary that generated, in the aggregate, $28,000,000 or less of annual revenue between January 1, 2017 and December 31, 2017).

(g)Neither Purchaser nor any of its Affiliates shall, or shall agree to, acquire, whether by merging with or into, consolidating with, purchasing all or a portion of the assets of or all or a portion of the equity in, or otherwise, any business or corporation, partnership, or other business organization or division thereof or other Person, or dissolve, merge or consolidate with any other Person, or engage in any business combination transaction or sale, whether by merging with or into, consolidating with, or selling all or a portion of its or its Affiliates’ assets or equity to, any other Person, or take any other action, including entering into, or agreeing to enter into, any license, joint venture or other agreement or transaction, which would reasonably be expected to, in each case or in the aggregate, (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period or any consent, approval, permit, ruling, authorization, clearance or other approval pursuant to the Antitrust Laws necessary to consummate the transactions contemplated hereby, (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby, including the Sale, (iii) increase the risk of not being able to remove any such Order on appeal or otherwise, (iv) materially delay or impair, impede, hinder, adversely affect or prevent the consummation of the transactions contemplated hereby, including the Sale or (v) cause any of the conditions set forth in Article VII to fail to be satisfied or materially delay or impair, impede, hinder, adversely affect or prevent the ability of Purchaser and its Affiliates to perform their obligations under this Agreement.  Purchaser shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated hereby, including the Sale, or withdraw its notification and report form pursuant to the HSR Act or any registrations, applications, declarations, reports, submissions or other filings made pursuant to any other Antitrust Law unless Seller has given its prior written consent to such extension or delay or withdrawal (such consent not to be unreasonably withheld, conditioned or delayed).

(h)Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by a Governmental Entity in connection with any of Purchaser’s otherwise applicable obligations under this Section 5.4.  Whether or not the Sale is consummated, Purchaser shall be responsible for all filing fees to any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 5.4.

5.5Consents

.  Seller shall cause Holdco, the Company and each Company Subsidiary to, reasonably cooperate with Purchaser, at Purchaser’s sole cost and expense, to obtain any consents or waivers required from third parties in connection with the consummation of the transactions contemplated by this Agreement at or prior to the Closing.  Notwithstanding anything to the contrary contained herein, neither Seller nor any of its Affiliates shall have any obligation to make any payments the funds for which have not been provided by Purchaser or incur any Liability to obtain any consents of third parties contemplated by this Section 5.5, and the failure to receive any such consents shall not, in and of itself, be taken into account with respect to whether any condition to the Closing set forth in Article VII shall have been satisfied, nor shall any Liability in respect of any such consent (or failure to obtain any such consent, in and of itself) be reflected in the calculation of the Closing Net Working Capital.

5.6Public Announcements

.  The Parties agree to consult with each other before issuing, and shall provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, including the Sale, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Order, court process or the rules and regulations of any national securities exchange or national securities quotation system. The Parties hereto agree that the initial press release to be issued with respect to the Sale following the execution of this Agreement shall be in the form heretofore agreed to by Seller and Purchaser.  Notwithstanding the foregoing, this Section 5.6 shall not apply to any press release or other public statement made by the Parties or their respective Affiliates (a) that is consistent with such agreed initial press release and the terms of this Agreement and does not contain any information relating to the Business or the transactions contemplated by this Agreement that has not been previously announced or made public in accordance with the terms of this Section 5.6, (b) in the ordinary course of business and does not relate to this Agreement or the transactions contemplated by this Agreement or (c) to report and disclose the status of this Agreement, including the Sale, to its direct and indirect limited partners and prospective limited partners, in each case on a confidential basis, or in connection with fund raising, marketing, information or reporting activities of the kind customarily provided with respect to investments of this kind.

5.7Insurance

.  From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of Holdco, the Company and the Company Subsidiaries.

5.8Exculpation; Indemnification; D&O Insurance

.  For a period of six (6) years after the Closing Date, Purchaser shall not, and shall not permit Holdco, the Company or the Company Subsidiaries to, amend, repeal or modify any provision in such Person’s Organizational Documents relating to the exculpation or indemnification of any current or former (as of the Closing) officer, partner, member, manager or director of such Person (unless required by Law) with respect to matters existing or occurring at or prior to the Closing, it being the intent of the Parties that such Persons shall continue to be entitled to such exculpation and indemnification to the full extent of the Law. Prior to, or substantially concurrently with, the Closing, Seller shall purchase, or cause Holdco or the Company to purchase, a six-year (6) prepaid tail insurance policy for the Company’s existing officers’ and directors’ liability insurance or other liability insurance, in each case, that covers events occurring prior to the Closing on terms and in amounts no less favorable to the Company’s existing officers’ and directors’ liability insurance; provided, however, none of Seller, Holdco or the Company, as the case may be, shall be required to pay for such “tail” policy or other insurance any amount in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such existing policy; provided, further, that if Seller or its applicable Subsidiary is unable to obtain the insurance required by this Section 5.8, it shall obtain as much comparable insurance as possible for each year within such six-year (6) period for an aggregate amount equal to 300% of the last annual premium paid by the Company prior to the date of this Agreement in respect of such existing policy.  If Purchaser, Holdco, the Company or the Company Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser, the Company and the Company Subsidiaries shall assume all of the obligations set forth in this Section 5.8. The provisions of this Section 5.8 are intended for the benefit of, and will be enforceable by, each current and former (as of the Closing Date) officer, partner, member, manager or director, as applicable, of Holdco, the Company and the Company Subsidiaries and his or her heirs and personal representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

5.9Employee Benefits Matters

.

(a)During the one (1)-year period immediately following the Closing Date, Purchaser shall, or shall cause the Company or one of Purchaser’s Affiliates to, provide each Continuing Employee with (i) an annual base salary or wage rate and target incentive compensation opportunity that are no less favorable in the aggregate than as was provided to such Continuing Employee prior to the Closing, (ii) employee benefits (other than cash and equity-based long-term incentives and change in control, retention, transition, stay or similar arrangements) that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Closing, (iii) cash and equity-based long-term incentives that are substantially similar to the cash and equity-based long-term incentives provided to similarly situated employees of Purchaser or its Affiliates and (iv) severance benefits that are no less favorable than the severance benefits for which such Continuing Employee would be eligible under the severance plans or policies of Purchaser or its Affiliates, in each case, determined after taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Purchaser and its Subsidiaries; provided that this undertaking shall not obligate Purchaser to continue the employment of such Continuing Employees for any period following the Closing. In addition, Purchaser will be responsible for paying the Continuing Employees their annual bonuses for the year in which the Closing occurs following year-end in the ordinary course and in amounts consistent with what is accrued as the pre-Closing portion of annual bonuses (as calculated under Section (c)(i) of the “Company Transaction Expenses” definition) immediately prior to Closing, and incurred between the Closing Date and year-end.

(b)For all purposes of all employee benefit plans, programs, policies and arrangements maintained by Purchaser, Holdco, the Company or one of the Company Subsidiaries providing benefits to any Continuing Employee following the Closing Date (collectively, the “Purchaser Plans”), including vesting, eligibility to participate, vacation accrual and levels of benefits (but not benefit accruals under any defined benefit plan or frozen benefit plan of Purchaser or vesting under any equity incentive plan) under any Purchaser Plan, Purchaser will credit each Continuing Employee with his or her years of service with the Company before the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any comparable Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing will not apply to the extent that its application would result in any duplication of benefits with respect to the same period of service.  In addition, Purchaser will, subject in each case to receipt of any required consent of the applicable Purchaser Plan provider, use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Purchaser Plans, (ii) for purposes of each Purchaser Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Continuing Employee participated immediately prior to the Closing, and (iii) for the plan year in which the Closing occurs, the crediting of each Continuing Employee with any co-payments and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any Purchaser Plan.

(c)Unless directed otherwise by Purchaser in writing at least ten (10) Business Days prior to the Closing Date, Seller shall cause the Company’s board of directors to adopt (and will cause any other sponsor of the applicable Company Benefit Plan to adopt), at least two (2) Business Days prior to the Closing Date, resolutions terminating any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, subject to the Closing occurring and effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Purchaser (the “401(k) Termination Date”); provided that the form and substance of such resolutions shall be subject to the reasonable approval of Purchaser, and Seller shall cause the Company to provide Purchaser evidence that such resolutions have been adopted by the board of directors of the Company or any of the Company Subsidiaries or any other applicable Company Benefit Plan sponsor, as applicable.  If the Company 401(k) plan is terminated pursuant to this Section 5.9(c), then as soon as practicable following the 401(k) Termination Date, Purchaser shall permit all Continuing Employees who were eligible to participate in the Company 401(k) plan immediately prior to the 401(k) Termination Date to participate in a 401(k) plan sponsored by Purchaser or one of its Affiliates (a “Purchaser 401(k) Plan”) , to the extent such Continuing Employees are (after taking into account the first sentence of Section 5.9(b)) eligible to participate in such Purchaser 401(k) Plans, and Purchaser shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan, including any outstanding participant loans to the applicable Purchaser 401(k) Plan.

(d)Nothing in this Agreement shall (i) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) or service provider or former service provider (including any beneficiary or dependent thereof) of Seller, the Company or any Company Subsidiary in any respect, including in respect of continued employment (or resumed employment), or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any plan or any employee or service provider program or arrangement of Purchaser or any of its subsidiaries (including any Company Benefit Plan of the Company prior to the Closing), or (ii) constitute or be construed to constitute an amendment to any of the compensation or benefit plans maintained for or provided to employees or other persons on, prior to or following the Closing.  Nothing in this Agreement shall constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Purchaser or any of its subsidiaries (including any Company Benefit Plan or Purchaser Plan).

(e)The Parties hereby agree that, following the date hereof, no communications or other materials relating to post-Closing compensation and benefits or the treatment of any Service Provider following the Closing Date, excluding for this purpose with respect to any non-employee member of the board of directors, communications or materials regarding the Company LTIP or otherwise as may be required to be provided by applicable law, shall be made or distributed to any Service Provider without Purchaser’s prior written consent and approval of any such communications or other materials, such consent and approval not to be unreasonably withheld or delayed; provided however that the Parties agree that such ordinary course and good faith interactions that may arise in connection with the ordinary course administration and operation of current compensation arrangements and welfare and retirement benefits, as well as any other ordinary course actions permitted to be taken under this Agreement (and the Company Disclosure Schedules) shall not constitute breaches of this covenant.

5.10Section 280G Matters

.

(a)To the extent that (x) any current or former Service Provider would be entitled to any payment or benefit as a result of the Sale (either alone or upon the occurrence of any additional or subsequent events) and (y) such payment or benefit would or could reasonably be expected to constitute a “parachute payment” under Section 280G of the Code or result in the imposition of any excise Tax imposed under Section 4999 of the Code, the Company shall,

(i)at least one (1) Business Day prior to seeking the stockholder approval and providing the disclosure described below in clauses (ii) and (iii), use reasonable best efforts to obtain a binding written waiver by such Service Provider (each, an “Excess Parachute Waiver”) of any portion of such parachute payment as exceeds three times such individual’s “base amount” within the meaning of Section 280G(b)(3) of the Code less one dollar (collectively, the “Excess Parachute Payments”) to the extent such Excess Parachute Payments are not subsequently approved pursuant to a stockholder vote intended to satisfy the requirements of Section 280G(b)(5)(B) of the Code and Treasury Regulations § 1.280G-1 thereunder (the “280G Stockholder Approval Requirements”);

(ii)seek stockholder approval in a manner intended to satisfy the 280G Stockholder Approval Requirements in respect of the Excess Parachute Payments payable to all such Service Providers; and

(iii)provide disclosure intended to satisfy the 280G Stockholder Approval Requirements to all Persons entitled to vote under Section 280G(b)(5)(B)(ii) of the Code.

(b)In connection with the foregoing, Purchaser shall provide the Company with all information reasonably necessary to allow the Company to determine whether any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Purchaser together with all other payment and benefits, could reasonably be considered to be “parachute payments” within the meaning of Section 280G(b)(2) of the Code at least ten (10) days prior to the Closing Date (and shall further provide any such updated information as is reasonably necessary prior to the Closing Date).

(c)Seller shall cause the Company to provide the Excess Parachute Waivers, disclosure to holders of Company Shares and the form of consent of stockholders to Purchaser for its prior review and comment, and the Company shall consider in good faith any reasonable comments made by Purchaser.

(d)Prior to the Closing Date, the Company shall deliver to Purchaser written evidence of satisfaction of the 280G Stockholder Approval Requirements or written notice of the non-satisfaction thereof, as applicable.

5.11Section 16 Matters

.  Prior to the Closing, Purchaser shall take all such steps as may be required to cause any acquisitions or deemed acquisitions of shares of capital stock of Purchaser (including derivative securities with respect to such shares) resulting from the Sale and the other transactions contemplated by this Agreement by each Person who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to Purchaser at or immediately following the Closing to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12Post-Closing Access to Books and Records.

(a)

(a)After the Closing, for a period of seven (7) years after the Closing Date, upon receipt of reasonable prior notice, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access during normal business hours, to the other Party’s employees (without substantial disruption of employment) and to any books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the conduct of the businesses of the Company and Company Subsidiaries on or before the Closing Date (the “Books and Records”), to the extent reasonably available and in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Entity having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding, or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements; provided, that, if Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates (including the Company and the Company Subsidiaries post-Closing), on the other hand, are adverse parties in a litigation, nothing herein shall require either Party to disclose any information within the scope, or related to the subject matter, of such litigation (iii) in connection with the filing of any Tax Return or election or any amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Tax Proceeding or (iv) to comply with its obligations under this Agreement; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its subsidiaries or otherwise not relating to businesses of the Company and Company Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b)Any information owned by a Party that is provided to a requesting Party pursuant to this Section 5.12 shall be deemed to remain the property of the providing Party.  Nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

5.13Related Party Agreements

.  Seller hereby agrees to procure that, effective as of the Closing, all Specified Related Party Agreements shall be terminated, assigned and novated, released, canceled, paid or otherwise settled prior to the Closing, without any continuing Liability or obligation thereunder of any party thereto or its respective Related Parties, and that the same shall be of no further force and effect, without any further action of any party and that no party thereto or any of its respective Related Parties shall have any claim thereunder and effective as of the Closing, and to the extent any such arrangements remain following the Closing, Seller and Purchaser agree to use commercially reasonable efforts to cause all such agreements and accounts to be terminated, released, canceled, paid or otherwise settled following the Closing without any Liability or obligations to any party thereto or any of its respective Related Parties, in all cases excluding (w) any employment, severance, indemnification or other similar agreements with employees of Holdco or any of its Subsidiaries, (x) compensation for services performed by a Related Party as an employee of Holdco or any of its Subsidiaries and (y) any of the Transaction Documents.

5.14Exclusivity

.  From the date hereof until the Closing (or earlier termination of this Agreement in accordance with its terms), Seller shall not (and shall cause Holdco and its Subsidiaries not to) and shall direct its respective Representatives (on its behalf) not to, directly or indirectly, (a) take any action to knowingly solicit, initiate or encourage an Acquisition Proposal or (b) continue or participate in any discussions or negotiations with, or provide any nonpublic information relating to Holdco and its Subsidiaries to, any Person (other than Purchaser and its Representatives) that, to the Knowledge of the Company, is considering making, or has made, an Acquisition Proposal.  For purposes of this Section 5.14 an “Acquisition Proposal” shall mean (i) any offer or proposal for a sale of all or a material portion of (x) the assets of Holdco and its Subsidiaries, taken as a whole or (y) the Membership Interests (excluding, for the avoidance of doubt, the transactions contemplated by this Agreement) or (ii) any proposal to effect any conversion, consolidation, liquidation, dissolution or similar transaction involving Holdco.

5.15Company Debt Payoff Letters

.  At or prior to the Closing, Seller shall cause the Company to use its reasonable best efforts to deliver, or cause to be delivered, to Purchaser, in customary form, debt payoff letters with respect to the Company Credit Agreements (the “Company Debt Payoff Letters”). Any Company Debt Payoff Letter shall specify the amount of Repayment Indebtedness that will be outstanding immediately prior to the Closing under the Company Credit Agreement to which such Company Debt Payoff Letter relates and provide for the release of all Liens over the properties and assets of any of the Company and the Company Subsidiaries securing any obligations of the Company and the Company Subsidiaries party thereto pursuant to the terms of such Company Credit Agreement (subject only to the receipt by the holders of such Indebtedness of the applicable payoff amounts set forth in the corresponding payoff letter, the termination of all commitments under such Company Credit Agreement and the cash collateralization of any outstanding letters of credit or similar Indebtedness outstanding thereunder).

5.16Debt Financing

(a).  (a)From the date hereof until the earlier of the Closing Date and the termination of this Agreement pursuant to Section 8.1, Seller shall cause the Company, in connection with the Debt Financing, (x) to or to cause its Representatives, including legal and accounting representatives, to prepare and furnish to Purchaser the Required Information, and (y) to use commercially reasonable efforts to (i) cooperate with the marketing efforts for any portion of the Debt Financing, including by causing members of management and using commercially reasonable efforts to cause other Representatives of the Company and the Company Subsidiaries with appropriate seniority and expertise to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with the Financing Sources, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and rating agencies and other syndication activities, all at mutually agreed times and upon reasonable advance notice; (ii) reasonably assist in the preparation of (A) materials for rating agency presentations and (B) any offering documents, syndication documents and materials, including lender and investor presentations, rating and bank books, information memoranda (confidential and public), private placement memoranda, offering memoranda, registration statements, prospectuses and other similar documents (collectively, the “Offering Documentation”), in each case, to the extent customarily needed for financings of the type contemplated by the Debt Commitment Letter all at mutually agreed times and upon reasonable advance notice; (iii) request that the Company’s independent accountants provide any necessary customary consents to use their audit reports relating to the Company and the Company Subsidiaries in any Offering Documentation and any customary comfort letters, as reasonably requested by Purchaser in connection with any offering of debt securities constituting a portion of the Debt Financing; (iv) provide customary authorization letters, to the extent contemplated by the Debt Commitment Letter, authorizing the distribution of information relating to the Company and the Company Subsidiaries to any Financing Source and containing a customary representation to the Financing Sources as to such information relating to the Company and the Company Subsidiaries; (v) furnish Purchaser and any Financing Source reasonably promptly all documentation and other information regarding the Company and the Company Subsidiaries required by any Governmental Entity with respect to the Debt Financing under applicable “know your customer”, beneficial ownership and anti-money laundering and anti-terrorist financing rules and regulations, including the USA PATRIOT Act of 2001, in each case as shall have been reasonably requested in writing by Purchaser at least ten (10) Business Days prior to the Closing Date and solely to the extent required by the Debt Commitment Letter; (vi) provide financial information regarding the Company customarily included in offering memoranda for private placements or registered offerings of debt securities of Purchaser of the type contemplated by the Debt Commitment Letter as in effect as of the date hereof and cooperate with the Financing Sources’ requests for customary due diligence materials as are reasonably available to it and are reasonably requested by Purchaser; and (vii) ensure that Purchaser benefits from the existing lending relationships of the Company and the Company Subsidiaries; provided that any such requested assistance to be provided pursuant to this Section 5.16 does not unreasonably interfere with the operations of the Company and the Company Subsidiaries.  Seller hereby consents (and shall cause the Company to consent) to the use of the Company’s logos in connection with the Debt Financing in a form and manner mutually agreed in advance with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or the reputation or goodwill of the Company or any of its products, services, offerings or intellectual property rights. Notwithstanding the provisions of this Section 5.16, nothing in this Agreement shall require Seller or the Company or any of the Company Subsidiaries or any of their respective Representatives to (1) provide (x) any financial information with respect to any fiscal quarter for which financial statements are not required under the definition of Required Information, (y) any pro forma financial statements or information, or (z) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice, (2) enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, (3) pass resolutions or consents to approve or authorize the execution of the Debt Financing or cause any of the Persons who are officers or directors of Seller, the Company or any of the Company Subsidiaries to do so, (4) agree to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to Closing or have any obligation of the Company or any of the Company Subsidiaries under any agreement, certificate, document or instrument be effective until the Closing, (5) cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (6) provide access to or disclose information that the Seller, the Company or any of the Company Subsidiaries determines would jeopardize any attorney-client privilege of any of them or (7) take any action that would reasonably be expected to conflict with or violate this Agreement, its Organizational Documents or any applicable Laws.  Nothing contained in this Section 5.16(a) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.  Purchaser shall (i) promptly upon request by the Company, reimburse the Seller, the Company and the Company Subsidiaries for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable legal fees) incurred by them in connection with the cooperation or assistance contemplated by this Section 5.16 and (ii) indemnify and hold harmless the Seller, the Company, the Company Subsidiaries and their respective directors, officers, employees, Affiliates and its and their respective Representatives, from and against any and all liabilities, losses, damages, claims, costs or expenses suffered or incurred by them in connection with the arrangement of the Debt Financing, any information used in connection therewith and the performance of their respective obligations under this Section 5.16. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 5.16(a), represent the sole obligation of the Seller, Holdco, the Company, the Company Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Purchaser with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(b)Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Required Amount on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof.  In furtherance and not in limitation of the foregoing, Purchaser shall take or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to  arrange, obtain and consummate the Debt Financing on the terms and conditions as described in the Debt Commitment Letter, including by (i) negotiating, executing and delivering definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (the “Definitive Debt Financing Agreements”), (ii) satisfying on a timely basis (or obtaining waiver of) all conditions applicable to Purchaser to obtain such Financing as set forth in the Debt Commitment Letter, (iii) until the funding of the Debt Financing at or prior to the Closing, maintaining in full force and effect the Debt Commitment Letter, (iv) complying with its obligations and enforcing its rights under the Debt Commitment Letter and Definitive Debt Financing Agreements in a timely and diligent manner and (v) upon satisfaction of the conditions set forth in the Debt Commitment Letter, consummating the Debt Financing at or prior to the date that the Closing is required to be effected pursuant to Section 2.3; provided that to the extent that Purchaser obtains funds at or prior to Closing (and Purchaser applies such funds at Closing to the payment of the Required Amount) from the issuance of unsecured bonds as contemplated by the Debt Commitment Letter, Purchaser will not be required to fund the corresponding amount of Debt Financing at Closing.

(c)Purchaser will not permit any amendment, supplement, modification or replacement to be made to, or permit any assignment of, or agree to permit any waiver of any provision or remedy under, the Debt Commitment Letter or the Definitive Debt Financing Agreements without the Company’s prior written consent, except that Purchaser may amend, supplement, modify or replace the Debt Commitment Letter or the Definitive Debt Financing Agreements (including by joining one or more additional lenders or agents as parties thereto, or by reallocating commitments or reassigning titles or roles to, or between or among, any entities party thereto (including replacement of a lender)) if such amendment, supplement, modification or replacement: (i) could not (A) reasonably be expected to prevent, impede or delay the consummation of the Sale or the Debt Financing, (B) adversely affect the ability of Purchaser to satisfy the conditions precedent to the funding of the Debt Financing or (C) reduce the aggregate amount of the Debt Financing; (ii) does not add new (or adversely modify any existing) conditions to the consummation of all or any portion of the Debt Financing and (ii) does not adversely impact the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement.  Purchaser will promptly provide Seller with copies of any such amendment, supplement, modification or replacement. Purchaser will not terminate the Debt Commitment Letter or any Definitive Debt Financing Agreement other than in connection with a replacement thereof that complies with the first sentence of this clause (c).

(d)In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, regardless of the reason therefor, and such portion is reasonably necessary to fund the Required Amount, Purchaser will as promptly as reasonably practicable notify the Company of such unavailability and use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, substitute financing that does not include any conditions to the consummation of such substitute financing that are more onerous than the conditions set forth in the Debt Commitment Letter as in effect as of the date hereof and in an amount sufficient, when added to the portion of the Debt Financing that is available, to fund the Required Amount (“Substitute Financing”). In the event any Substitute Financing is obtained in accordance with this Section 5.16(d), references in this Agreement to the Debt Financing will be deemed to refer to such Substitute Financing (in lieu of the Debt Financing replaced thereby), and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Substitute Financing (such commitment letters, the “Substitute Commitment Letters”), references in this Agreement to the Debt Commitment Letter will be deemed to refer to the Substitute Commitment Letters (in lieu of the Debt Commitment Letter replaced thereby), and all obligations of Purchaser pursuant to this Section 5.16(d) will be applicable thereto to the same extent as Purchaser’s obligations with respect to the Debt Financing replaced thereby. Purchaser will deliver to the Company complete and accurate copies of any Substitute Commitment Letters and definitive agreements with respect to the Substitute Financing promptly upon the execution thereof.

5.17LTIP Payments

.  Seller and Purchaser shall, and Purchaser shall cause its Affiliates to, take the actions with respect to the Company LTIP set forth on Section 5.17 of the Disclosure Schedule.

5.18Retention Repayment

(a).  With respect to the amounts payable under those certain Retention Bonus Letters and Management by Objectives Bonus Letter Agreements set forth on Section 3.9(a) of the Disclosure Schedule and any other retention or “stay put” bonuses, in each case, that are included as Company Transaction Expenses on the Final Closing Statement, if any, (collectively, the “Retention Bonus Agreements”), within thirty (30) days following the end of each calendar quarter in which no further obligations remain under a Retention Bonus Agreement in accordance with its respective terms, Purchaser shall provide to Seller a written accounting of all payments that are paid and forfeited pursuant to such Retention Bonus Agreement.  Seller shall have thirty (30) days to review each such accounting, and Purchaser shall promptly provide any supporting documentation as may be reasonably requested by Seller regarding the same during such period.  During each such thirty-day period, Purchaser and Seller shall mutually agree in good faith to the aggregate amount paid and forfeited under any Retention Bonus Agreements with respect to such quarterly period (each such aggregate forfeited amount, a “Quarterly Retention Reimbursement Amount”).  Promptly following each such determination (and in any event within fifteen (15) Business Days thereof) Purchaser shall remit to Seller (or its designee) the applicable Quarterly Retention Reimbursement Amount in cash by wire transfer of immediately available funds, to an account (or accounts) specified by Seller in writing.

5.19Registration Rights; 19.9% Cap; Standstill; Microsoft License

.

(a)Purchaser and Seller shall execute (or, in the case of Seller, procure the execution by its applicable Affiliate) and deliver, at or prior to the Closing, the Registration Rights Agreement and the No-Hire Agreement.

(b)In the event that the Equity Consideration for a period of four (4) consecutive Business Days (calculated as if each such Business Day was the Closing Date, but without giving effect to the proviso in the definition of “Equity Consideration” hereunder) has exceeded 19.9% of the number of issued and outstanding shares of Purchaser Common Stock, Purchaser shall, within one Business Day thereof, notify Seller of such event.

(c)From the date hereof until the Closing, Seller shall not, and shall procure that its Related Parties (other than any director, managing member or officer of Siris Capital Group, LLC or any other individuals) shall not, directly or indirectly, take any action to (i) acquire, agree to acquire, propose, seek or offer to acquire, or knowingly facilitate the acquisition or ownership of, any shares of Purchaser Common Stock (other than the Equity Consideration) or (ii) enter into any Contract, option, swap, forward, prepaid forward, put, call, collar, future, other derivative transaction or other agreement, arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in any shares of Purchaser Common Stock that has the effect of hedging Seller’s exposure to changes in the market price of the Equity Consideration.

(d)At the written request of either Purchaser or Seller, at least five (5) Business Days prior to the Closing, Seller shall cause the Company to, without any additional consideration, (i) assign and transfer to Purchaser all of its rights under, (and Purchaser shall assume all of the Company’s obligations under) the Confidential Patent License for Microsoft Rights Management Services Protocols, dated as of May 17, 2015, between Intralinks, Inc. and

Microsoft Technology Licensing, LLC, which assignment and assumption shall be conditioned upon the occurrence of the Closing and shall be effective immediately prior to the consummation of the Sale and (ii) take all necessary action to effect such assignment, including providing or causing to be provided all documentation and notifications required in connection with such assignment.

Article VI

TAX MATTERS

6.1Transfer Taxes

.  All sales, use, transfer, real property transfer, registration, documentary, stamp, sales, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement, but, for the avoidance of doubt, excluding any withholding taxes subject to Section 2.9 and any direct or indirect Tax imposed (by withholding or otherwise) on the income or gain of Seller or any Affiliate of Seller with respect to or as a result of the Sale (“Transfer Taxes”) shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by Seller (including by reimbursing the other party). The parties shall cooperate to prepare and timely file all Tax Returns required to be filed with respect to such Transfer Taxes as required by applicable Law, and shall pay any Transfer Taxes due with respect thereto, subject to the reimbursement obligation of the other party. The parties shall cooperate with each other in good faith to establish any available exemption or reduction in applicable Transfer Taxes.

6.2Straddle Periods

.  Notwithstanding anything to the contrary in this Agreement, for purposes of determining Specified Current Taxes, the amount of any Income Taxes included in respect of a Pre-Closing Tax Period shall be deemed to include the amount that would be payable if the relevant taxable period ended on and included the Closing Date; provided that (1) the taxable year of any Subsidiary or former Subsidiary of the Company that is a “controlled foreign corporation” (as defined in the Code) shall be deemed to have closed on the Closing Date, including for purposes of computing any inclusion under Sections 951 and 951A of the Code and (2) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.  For the avoidance of doubt, Specified Current Taxes shall be calculated by assuming that each Tax Return in respect of a Pre-Closing Tax Period or Straddle Period will be filed in a manner consistent with the past practices of the Company and the Company Subsidiaries, except as otherwise required by applicable Law or as set forth in the definition of Specified Current Taxes.

6.3Termination of Existing Tax Sharing Agreements

.  Any and all existing Tax Sharing Agreements binding upon Holdco, the Company and the Company Subsidiaries (other than (i) any Tax Sharing Agreement solely between Holdco, the Company and/or one or more Subsidiaries and (ii) any indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purpose of which does not relate to Taxes) shall be terminated as of, or prior to, the Closing Date.  After such date, none of Holdco, the Company, the Company Subsidiaries, and Seller and its Affiliates shall have any further rights, liabilities or obligations thereunder.

6.4Section 483.  Seller and Purchaser acknowledge and agree that, pursuant to Section 483 of the Code, payments made by Purchaser to Seller more than six months after Closing will be treated as interest for U.S. federal income tax purposes to the extent required by Section 483 of the Code.

Article VII

CONDITIONS TO OBLIGATIONS TO CLOSE

7.1Conditions to Obligation of Each Party to Close

.  The respective obligations of each Party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (to the extent permitted by Law) at or prior to the Closing of the following conditions:

(a)HSR.  Any waiting period (and any extension thereof) applicable to the consummation of the Sale or any other transaction contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b)No Injunctions.  No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law (other than any Antitrust Law) that remains in effect and enjoins or otherwise prohibits the consummation of the Sale or any other transaction contemplated by this Agreement (collectively, the “Legal Restraints”).

(c)The Equity Consideration (without giving effect to the proviso contained in the definition thereof) shall not exceed 19.9% of the number of issued and outstanding Purchaser Common Stock immediately prior to the Closing; provided, that this condition shall deemed to be satisfied in the event that Purchaser has delivered the Additional Cash Consideration Notice.

(d)A counterpart signature page to the Escrow Agreement shall have been duly executed and delivered to each of Seller and Purchaser by the Escrow Agent.

7.2Conditions to Purchaser’s Obligation to Close

.  Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (to the extent permitted by Law) at or prior to the Closing of all of the following conditions:

(a)Representations and Warranties.  (i) The representations and warranties of Seller set forth in the first two sentences of Section 3.1(a), Section 3.2(a), Section 3.2(b), Section 3.2(d), Section 3.3, and Section 3.18 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall each be true and correct in all material respects at and as of the Closing as if made at and as of the Closing (or, in the case of representations and warranties expressly made only as of a specific date, as of such date), (ii) the representations and warranties of Seller set forth in Section 3.7(b) shall each be true and correct in all respects at and as of the Closing as if made at and as of the Closing and (iii) each of the other representations and warranties of Seller contained in Article III (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall each be true and correct as of the Closing as if made at and as of the Closing (or, in the case of representations and warranties expressly made as of a specific date, as of such date), except in the case of this clause (iii), where the failure of such representations and warranties to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)Covenants and Agreements.  The covenants and agreements of Seller to be performed or complied with by Seller at or before the Closing in accordance with this Agreement shall have been performed or complied with, as applicable, by Seller in all material respects.

(c)Officer’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Seller by an officer of Seller, certifying that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)Closing Deliverables.  Purchaser shall have received each of the closing deliverables required to be delivered to it by Seller pursuant to Section 2.3(b)(i).

7.3Conditions to Seller’s Obligation to Close

.  The obligations of Seller to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (to the extent permitted by Law) at or prior to the Closing of all of the following conditions:

(a)Representations and Warranties.  (i) The representations and warranties of Purchaser set forth in the first sentence of Section 4.1, Section 4.2, Section 4.3(a), Section 4.3(b), Section 4.8 and Section 4.13 (disregarding all materiality and Purchaser Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing as if made at and as of the Closing, (ii) the representations and warranties of Purchaser set forth in Section 4.6(b) shall each be true and correct in all respects at and as of the Closing as if made at and as of the Closing and (iii) each of the other representations and warranties of Purchaser contained in Article IV (disregarding all materiality and Purchaser Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing as if made at and as of the Closing except, in the case of clause (iii), where the failure of such representations and warranties to be true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)Covenants and Agreements.  The covenants and agreements of Purchaser to be performed or complied with by Purchaser at or before the Closing in accordance with this Agreement shall have been performed or complied with, as applicable, by Purchaser in all material respects.

(c)Officer’s Certificate.  Seller shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, certifying (i) that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied and (ii) if the Purchaser shall have delivered a valid Additional Cash Consideration Notice, the number of shares of Purchaser Common Stock issued and as of outstanding immediately prior to the Closing.

(d)Closing Deliverables.  Seller shall have received each of the closing deliverables required to be delivered to it by Purchaser pursuant to Section 2.3(b)(ii).

Article VIII

TERMINATION

8.1Termination

.  This Agreement may be terminated at any time prior to the Closing:

(a)by mutual written consent of Seller and Purchaser;

(b)by either Seller or by Purchaser, if:

(i)

the Closing shall not have occurred on or before January 31, 2019 (the “Outside Date”); provided that the right to terminate this Agreement under this clause (i) shall not be available to any Party whose failure to perform in any material respect any of its covenants or agreements contained in this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii)

Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a), 7.2(b), 7.3(a) or 7.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) if capable of being cured prior to the Outside Date, has not been cured prior to the date that is sixty (60) days from the date that Seller or Purchaser, as applicable, receives written notice of such alleged breach or failure to perform from the Party seeking termination, stating such Party’s intention to terminate this Agreement pursuant to this Section 8.1(b)(ii) and the basis for such termination; provided that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party if such Party shall then be in breach or have failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement;

(iii)	any Legal Restraint permanently preventing or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; or
(iv)	any Governmental Entity that must grant a consent, authorization or approval required by Section 7.1 shall have denied such grant, and such denial shall have become final and nonappealable.
(v)	for a period of ten (10) consecutive Business Days the Equity Consideration (calculated as if each such Business Day was the

Closing Date and without giving effect to the proviso in the definition thereof) exceeds 19.9% of the issued and outstanding Purchaser Common Stock as of such date (a “Trigger Event”); provided that the right to terminate this Agreement under this Section 8.1(b)(v) shall not be available to Seller or Purchaser if, prior to the termination of this Agreement pursuant to this Section 8.1(b)(v) , Purchaser irrevocably agrees in writing that it will deliver, at the Closing, in addition to the Closing Cash Payment and the Equity Consideration, an amount in cash to Seller equal to the Additional Cash Payment Amount in accordance with Section 2.3(b)(ii)(A) (the “Additional Cash Consideration Notice,” it being agreed that Purchaser shall be permitted to deliver the Additional Cash Consideration Notice only following a Trigger Event).

8.2Notice of Termination

.  In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 8.1, written notice of such termination shall be given by the terminating Party to the other Party.

8.3Effect of Termination

.  In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 8.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability or obligation on the part of any Party to this Agreement, except as set forth in the Confidentiality Agreement; provided that termination of this Agreement pursuant to Section 8.1(b) shall not relieve any Party hereto from liability for willful or intentional breach of this Agreement or willful or intentional failure to perform its obligations under this Agreement.  Notwithstanding anything to the contrary contained herein, the provisions of, Section 5.3, Section 5.4(h), the penultimate sentence of Section 5.16(a), Article X (General Provisions), and this Section 8.3 shall survive any termination of this Agreement.  In the event that Purchaser terminates this Agreement pursuant to Section 8.1(b)(ii), within five (5) Business Days of such termination, Seller shall (or shall cause an Affiliate to) reimburse Purchaser $247,084.19 in respect of any premiums and brokerage fees and commissions in respect of the Purchaser Representation and Warranty Policy incurred by Purchaser and its Affiliates.

8.4Extension; Waiver

.  At any time prior to the Closing, either Seller or Purchaser may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered by the other Party pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver sent in accordance with Section 10.7 and referencing this section of the Agreement.

Article IX

NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS; PURCHASER REPRESENTATION AND WARRANTY POLICY; LIMITATION OF LIABILITY

9.1Non-Survival of Representations and Warranties; Purchaser Representation and Warranty Policy

.

(a)The representations and warranties of the Parties contained in this Agreement and in any certificate delivered pursuant to this Agreement shall terminate upon consummation of the Closing (it being understood and agreed that Holdco and its Subsidiaries are being acquired by Purchaser on an “as is where is basis” and as such, none of Purchaser or its Affiliates or their respective Representatives shall have recourse against Seller and its Affiliates under this Agreement following the consummation of the Closing for any breach of or inaccuracy in any such representation or warranty).

(b)Anything else in this Agreement to the contrary notwithstanding, the Parties agree that the Purchaser Representation and Warranty Policy shall be the sole and exclusive remedy of Purchaser and its Recourse Related Parties for any inaccuracy, misrepresentation or breach of any representation or warranty contained in this Agreement.  Purchaser acknowledges and agrees, on behalf of itself and its Recourse Related Parties, that the absence of coverage under the Purchaser Representation and Warranty Policy for any reason, including due to exclusions from coverage thereunder or the failure of the Purchaser Representation and Warranty Policy to be in full force and effect for any reason, will not expand, alter, amend, change or otherwise affect Seller’s liability under this Agreement.

(c)Except as provided in the Purchaser Representation and Warranty Policy with respect to fraud, the Purchaser Representation and Warranty Policy shall include a provision whereby the insurer expressly waives any subrogation rights against Seller or any of Seller’s Recourse Related Parties with respect to any claim made by any insured thereunder.  No insured party under the Purchaser Representation and Warranty Policy shall waive, amend, modify or otherwise revise this subrogation provision, or allow such provision to be waived, amended, modified, or otherwise revised without the prior written consent of Seller.

9.2Survival of Covenants and Agreements

.

(a)All covenants of the Parties contained in this Agreement that require performance prior to the Closing shall survive for three (3) months from the date of the Closing, except to the extent such covenants provide that they are to be performed after the Closing; provided, that no Party shall have any Liability to the other Party for any breach (or breaches) of the covenants that survive pursuant to this Section 9.2(a) unless, and solely to the extent, that such other Party’s Losses arising from such breach (or breaches) are in excess of $2,000,000 in the aggregate; provided, however, the limitation in the foregoing proviso shall not apply to any willful or intentional breach.

(b)All covenants of the Parties contained in this Agreement that require performance after the Closing (but solely to the extent such covenants are to be performed after the Closing) shall survive for a period for 60 days following the date on which the performance of such covenant is required to be completed.

9.3Limitation of Liability

.  In no event shall any Party or its Representatives have any liability under this Agreement or any related agreement to the other Party or its Representatives for any consequential damages, special damages, incidental or indirect damages, loss of revenue or profits, diminution in value, damages based on multiple of revenue or earnings or other performance metric, loss of business reputation, punitive and exemplary damages or any similar damages, except to the extent such punitive or exemplary damages result from any final, non-appealable Action brought by a third party are otherwise recoverable hereunder. Anything else to the contrary notwithstanding, no Losses shall be recovered under this Agreement to the extent that such Loss was taken into account in the calculation of the Cash Purchase Price as finally determined hereunder.

Article X
GENERAL PROVISIONS

10.1Interpretation; Absence of Presumption

.

(a)It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Company Material Adverse Effect or Purchaser Material Adverse Effect, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Company Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be deemed to be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties hereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (xv) any documents which have been posted to the electronic data room prior to the date hereof shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) to Purchaser by Seller.  Seller shall be responsible for any action or omission required to be taken (or not taken) by Holdco or any of its Subsidiaries at or prior to the Closing pursuant to this Agreement as if Seller had made such undertaking and Purchaser shall be responsible for any action or omission required to be taken (or not taken) by Holdco or any of its Subsidiaries following the Closing pursuant to this Agreement as if Purchaser had made such undertaking.

(c)Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent.

10.2Headings; Definitions

.  The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.

10.3Governing Law; Jurisdiction and Forum; Waiver of Jury Trial

.

(a)This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware (collectively, the “Delaware Courts”).  The Parties hereby (i) consent to submit to the exclusive jurisdiction of the Delaware Courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Sale may not be enforced in or by any of the above-named courts, (iii) agree to not bring any action relating to this Agreement or the Sale in any court other than the Delaware Courts and (iv) consents to service of process being made through the notice procedures set forth in Section 10.7.

(b)EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR RELATED INSTRUMENTS.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.3.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

10.4Entire Agreement

.  This Agreement, together with the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement.

10.5No Third Party Beneficiaries

.  Except for Sections 5.8 and 10.13, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

10.6Expenses

.  Except as set forth in Section 10.16 and except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.  Purchaser shall pay all filing fees required under the HSR Act or under any other Antitrust Law.

10.7Notices

.  All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by facsimile transmission, and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):

(a)If to Seller:

c/o Siris Capital Group, LLC
601 Lexington Avenue, 59th Floor, New York, NY  10022
Facsimile No:  212-231-2680
Attention:  General Counsel

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Attention:  Andrew J. Nussbaum, Esq.
Igor Kirman, Esq.
Nancy B. Greenbaum, Esq.
Facsimile No:  (212) 403-2000

(b)If to Purchaser:

SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095
Attention:  General Counsel

Facsimile No:  (860) 298-4962

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:  Leonard Kreynin

Facsimile No:  (212) 701-5937

10.8Successors and Assigns

.  This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns; provided, that no Party may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party to this Agreement, except that (a) Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any Affiliate of Seller, but any such transfer or assignment will not relieve Seller of any of its obligations hereunder and (b) Purchaser may transfer or assign, in whole or from time to time in part, to one or more of its direct or indirect wholly owned Subsidiaries, its rights under this Agreement, but any such transfer or assignment will not relieve Purchaser of any of its obligations hereunder; provided, further, that from and after the Closing Date, Purchaser may assign without prior written consent of the other parties hereto, all or any of its rights and obligations hereunder to any of the Financing Sources pursuant to the terms of the Debt Financing to the extent necessary for purposes of creating a security interest therein or otherwise assigning as collateral in respect of such Debt Financing (it being understood that no such assignment shall relieve Purchaser of any liability or obligation hereunder).

10.9Amendments and Waivers

.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought.  Any Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with.  The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.10Severability

.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

10.11Specific Performance

.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each Party agrees that in the event of any breach or threatened breach by the other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.  Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  Without limiting the generality of the foregoing, the Parties agree that Seller shall be entitled to specific performance against Purchaser to enforce Purchaser’s efforts obligations under Section 5.4, and to prevent any breach by Purchaser of its covenants under this Agreement and to cause Purchaser to consummate the Sale and to effect the Closing in accordance with Article II.

10.12Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege

.

(a)Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Company or any Company Subsidiary, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, any of its Affiliates or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Seller or any of its Affiliates in connection with this Agreement or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (the “Current Representation”).

(b)Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Company or any Company Subsidiary, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates, and following the Closing, with the Company or any Company Subsidiary, it being the intention of the Parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and that Seller, and not Purchaser, its Affiliates or the Company or any Company Subsidiary, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection.  Accordingly, from and after Closing, none of Purchaser, its Affiliates, Holdco, the Company or any Company Subsidiary shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser, its Affiliates, Holdco, the Company or any Company Subsidiary, or to internal counsel relating to such engagement, and none of Purchaser, its Affiliates, Holdco, the Company, any Company Subsidiary or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belong to Seller.

10.13No Recourse

.  All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be made only against a Party and only with respect to the specific obligations undertaken by such Party as set forth herein and no other Person shall have any liability for any obligations or liabilities based upon, arising out of, or related to this Agreement or the transactions contemplated hereby and no Person who is not a named party to this Agreement, including any Recourse Related Party, shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose Losses of an entity party against its owners or affiliates) for any Losses arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, non-performance, interpretation, termination, enforcement, construction or execution or any of the transactions contemplated hereby.  Each of Seller and Purchaser hereby waives and releases all such Losses, claims, Actions and obligations against any such Person, including such other Party’s Recourse Related Parties.  In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement, or any other agreement referenced herein or therein or otherwise to the contrary, each Party hereto covenants, agrees and acknowledges, on behalf of itself and its respective Affiliates, that no recourse under this Agreement or any other agreement referenced herein or therein or in connection with any transactions contemplated hereby or thereby (including the Sale) shall be sought or had against any Person not a party to this Agreement, including the other Party’s Non-Recourse Parties, it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Person that is not a Party to this Agreement.

10.14No Admission

.  Nothing herein shall be deemed an admission by Purchaser, Seller or any of its Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Seller or any of its Affiliates, or that such third party or any of its respective Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

10.15Counterparts

.  This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

10.16Financing Sources

.  Notwithstanding anything in this Agreement to the contrary, Seller on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that, notwithstanding anything to the contrary contained herein, none of Seller, its Subsidiaries or any of their controlled Affiliates shall have any rights or claims against any Financing Party in their capacity as such (and none of the Financing Parties in their capacities as such shall be liable to the Seller, its Subsidiaries or any of its controlled Affiliates for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings)) in each case in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and (by its acceptance of the benefits hereof, each Financing Party agrees that) no Financing Party shall have any rights or claims against any such Person in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the transactions contemplated hereby, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto; (b) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties in their capacities as such, arising out of or relating to, this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York,

New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court; (c) agrees that any such Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing; (d) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in their capacity as such in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York; (e) agrees that service of process, summons, notice or document by registered mail addressed to Seller, its Subsidiaries or its controlled Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with Section 10.7; (f) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court; (g) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; (h) knowingly, intentionally and voluntarily waives, to the fullest extent permitted by applicable law, all rights of trial by jury in any Action (whether based upon contract, tort or otherwise) brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (i) agrees that the Financing Parties are express third party beneficiaries of the provisions of Section 10.16, that this Section 10.16 shall expressly inure to the benefit of the Financing Parties, and that the Financing Parties shall be entitled to rely on and enforce any of the provisions of this Section 10.16; and (j) agrees that the provisions of this Section 10.16 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 10.16) and the definitions of “Financing Sources”and “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Sources.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

IMPALA PRIVATE HOLDINGS I, LLC

]

By: /s/ Peter Berger
Name: Peter Berger
Title: Authorized Signatory

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

SS&C TECHNOLOGIES HOLDINGS, INC.

By: /s/ Patrick J. Pedonti
Name:  Patrick J. Pedonti
Title: SVP & CFO

[Signature Page to Membership Interest Purchase Agreement]